Exhibit 2.2
Execution Version

ARRANGEMENT AGREEMENT

AMONG

ROYAL GOLD, INC.
AND
INTERNATIONAL ROYALTY CORPORATION
AND
HORIZON COPPER CORP.

July 6, 2025

TABLE OF CONTENTS
Page
ARTICLE 1 INTERPRETATION     2

1.1     Definitions     2
1.2     Interpretation Not Affected by Headings     20
1.3     Number and Gender     21
1.4     Calculation of Time     21
1.5     Date for Any Action     21
1.6     Currency     21
1.7     No Strict Construction     21
1.8     Statutory, Contractual and Other References     21
1.9     Time References     21
1.10     Inclusion     22
1.11     Accounting Matters     22
1.12     Knowledge     22
1.13     Company Disclosure Letter     22
1.14     Schedules     22

ARTICLE 2 THE ARRANGEMENT     22

2.1     Arrangement     22
2.2     Approvals     23
2.3     Interim Order     23
2.4     Company Meeting     25
2.5     Preparation of Company Circular     26
2.6     Final Order     28
2.7     Court Proceedings     28
2.8     Treatment of Company Incentive Awards     29
2.9     Treatment of Outstanding Company Warrants     30
2.10     Effective Date     30
2.11     Payment of Consideration     30
2.12     Announcement and Shareholder Communications     30
2.13     Withholding Taxes     31
2.14     Section 338(g) Election     31
2.15     List of Company Securityholders     32
2.16     Adjustment to Consideration Regarding Distributions     32

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY     33

3.1     Representations and Warranties     33
3.2     Survival of Representations and Warranties     33

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER     33

4.1     Representations and Warranties     33
4.2     Survival of Representations and Warranties     33

ARTICLE 5 COVENANTS     33

5.1     Covenants of the Company Relating to the Conduct of Business     33
5.2     Covenants of the Company Relating to the Arrangement     41
5.3     Covenants of the Company Relating to TSXV Delisting     42
5.4     Covenants of the Purchaser and AcquireCo Relating to the Arrangement     42
5.5     Covenants of the Purchaser Relating to the Sandstorm Arrangement     44
5.6     Covenants of the Parties Relating to Incentive Awards     44
5.7     Control and Supervision of the Company and the Purchaser     44
5.8     Termination of Company Credit Facility     45
5.9     Regulatory Approvals     46
5.10     Employment Matters     48
5.11     Pre-Acquisition Reorganization     48
5.12     Filings     50
5.13     Access to Information; Confidentiality     50
5.14     Insurance and Indemnification     51

ARTICLE 6 CONDITIONS     52

6.1     Mutual Conditions Precedent     52
6.2     Additional Conditions Precedent to the Obligations of the Purchaser     53
6.3     Additional Conditions Precedent to the Obligations of the Company     54
6.4     Satisfaction of Conditions     55

ARTICLE 7 ADDITIONAL AGREEMENTS OF THE COMPANY REGARDING COMPANY ACQUISITION PROPOSALS     56

7.1     Non-Solicitation by the Company     56
7.2     Notification of Company Acquisition Proposals     58
7.3     Responding to Company Acquisition Proposals     58
7.4     Superior Proposals and Right to Match     59

ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER     61

8.1     Term     61
8.2     Termination     61
8.3     Notice and Cure     63
8.4     Termination Payments     64
8.5     Amendment     67
8.6     Waiver     67

ARTICLE 9 GENERAL PROVISIONS     68

9.1     Privacy     68
9.2     Notices     68
9.3     Governing Law; Waiver of Jury Trial     70
9.4     Injunctive Relief     70
9.5     Time of Essence     70
9.6     Entire Agreement, Binding Effect     71
9.7     No Liability     71
9.8     Further Assurances     71
9.9     Assignment and Enurement     71

9.10     Severability     71
9.11     No Third Party Beneficiaries     72
9.12     Counterparts, Execution     72

SCHEDULE A PLAN OF ARRANGEMENT     A-1

SCHEDULE B ARRANGEMENT RESOLUTION     B-1

SCHEDULE C FORMS OF COMPANY VOTING AGREEMENT     C-1

SCHEDULE D COMPANY REPRESENTATIONS AND WARRANTIES     D-1

SCHEDULE E PURCHASER REPRESENTATIONS AND WARRANTIES     E-1

ARRANGEMENT AGREEMENT
THIS ARRANGEMENT AGREEMENT dated July 6, 2025,
BETWEEN:
ROYAL GOLD, INC., a corporation existing under the laws of the State of Delaware (the “Purchaser”),
- and -
INTERNATIONAL ROYALTY CORPORATION, a corporation existing under the laws of Canada (“AcquireCo”),
- and -
HORIZON COPPER CORP., a corporation existing under the laws of the Province of British Columbia (the “Company”).
RECITALS:
A.    The Purchaser desires to cause AcquireCo to acquire all of the issued and outstanding Company Shares by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), as provided for in this Agreement.
B.    The Company Special Committee, after receiving financial and legal advice and the Company Special Committee Fairness Opinion, has unanimously determined that the Arrangement and the entering into of this Agreement are in the best interests of the Company and has unanimously recommended to the Company Board that the Company Board (a) approve this Agreement and the Arrangement, and (b) recommend to Company Securityholders that they vote in favour of the Arrangement.
C.    The Company Board, after receiving financial and legal advice and the Company Fairness Opinion and upon the unanimous recommendation of the Company Special Committee, has (subject to two directors having a “disclosable interest” within the meaning of the BCBCA and abstaining from voting) unanimously (a) determined that the Arrangement and the entering into of this Agreement are in the best interests of the Company, (b) approved the entering into of this Agreement and the Arrangement, and (c) resolved to recommend to Company Securityholders that they vote in favour of the Arrangement Resolution.
D.    Concurrent with the execution of this Agreement, the Company has delivered to the Purchaser duly executed copies of the Company Voting Agreements from each of the directors and senior officers of the Company, as well as from certain other Securityholders.
E.    Concurrent with the execution of this Agreement, the Sandstorm Arrangement Agreement has been entered into by the parties thereto and Sandstorm has duly executed and delivered to the Purchaser the Sandstorm Support Agreement pursuant to which, among other things, Sandstorm has agreed to vote the shares held by Sandstorm in the authorized share structure of the Company in favour of the Arrangement.
THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1    Definitions
In this Agreement, unless the context otherwise requires:
“1363013” means 1363013 B.C. Ltd., a corporation existing under the laws of the Province of British Columbia and a wholly-owned Subsidiary of the Company;
“AcquireCo” has the meaning ascribed thereto on the first page of this Agreement;
“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act with respect to the transactions contemplated by this Agreement, such advance ruling certificate having not been modified or withdrawn prior to the Effective Time;
“affiliate” except where otherwise indicated, has the meaning ascribed thereto in NI 45-106;
“Agreement” means this arrangement agreement together with the Company Disclosure Letter;
“Antamina Residual Royalty Agreement” means the royalty agreement dated June 15, 2023 between Sandstorm, as royalty holder, and the Company, as royalty payor;
“Antamina Interest” means the net profits interest royalty of the Company held under the Antamina Royalty Agreement and the other contractual rights of the Company associated with such interest;
“Antamina Royalty Agreement” means the royalty agreement dated July 10, 1998 among the Company (as successor in interest to Inmet Mining Corporation), Teck Base Metals Ltd., Teck Corporation and Compañía Minera Antamina;
“Antamina Silver Stream Agreement” means the silver purchase agreement dated June 15, 2023 between Sandstorm, as purchaser, and the Company, as seller;
“Arrangement” means the arrangement of the Company under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement, the Plan of Arrangement, or made at the direction of the Court in the

Final Order (with the prior written consent of AcquireCo, the Company and the Purchaser, each acting reasonably);
“Arrangement Resolution” means the special resolution of the Company Securityholders approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the Company Meeting, substantially in the form and content of Schedule B hereto;
“Artmin” means Artmin Madencilik Sanayi ve Ticaret A.Ş.;
“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person;
“BCBCA” means the Business Corporations Act (British Columbia);
“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Denver, Colorado, Toronto, Ontario or Vancouver, British Columbia;
“Company” has the meaning ascribed thereto on the first page of this Agreement;
“Company 2020 Warrants” means the outstanding share purchase warrants issued by the Company on July 13, 2020 to purchase Company Shares, which Company 2020 Warrants are exercisable at a price of C$0.35 per Company Share and expire on July 13, 2025;
“Company 2022 Warrants” means the outstanding share purchase warrants issued by the Company on September 1, 2022 to purchase Company Shares, which are exercisable at a price of C$0.80 per Company Share and expire on September 1, 2027;
“Company 2023 Warrants” means the outstanding share purchase warrants issued by the Company on June 15, 2023 to purchase Company Shares, which are exercisable at a price of C$1.10 per Company Share and expire on June 15, 2027;
“Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry from any Person or group of Persons “acting jointly or in concert” (within the meaning of NI 62-104) (other than the Purchaser or any controlled affiliate of the Purchaser), whether written or oral, made after the date hereof, relating to:
(a)    any sale or disposition (or any joint venture (for the avoidance of doubt, including where the Company retains an interest in a joint venture), lease, license, royalty agreement or other arrangement, in each such case having the same economic effect as a sale or disposition), in a single transaction or series of related transactions, of (i) the assets of the Company and/or one or more of its Subsidiaries that, individually or in the aggregate, (A) represent 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or (B) contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries, taken as a whole (in each case, as applicable, determined based upon the most recent publicly available consolidated financial statements of the Company), or (ii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of the Company or (iii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of the Company whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of the Company); or
(b)    any take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning (i) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of the Company or (ii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of the Company whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (determined based upon the most recent publicly available consolidated financial statements of the Company); or
(c)    a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving the Company and/or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning (i) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of the Company or (ii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of the Company whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (determined based upon the most recent publicly available consolidated financial statements of the Company); or
(d)    any other similar transaction or series of transactions (for the avoidance of doubt including a combination of one or more transactions described in clause (a), clause (b), and/or clause (c) which when considered individually would not constitute a Company Acquisition Proposal), the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement, the Arrangement or the Sandstorm Arrangement Agreement;
“Company Applicable Anti-Corruption Laws” means any applicable Law prohibiting corruption or bribery in any jurisdiction in which the Company conducts its business and to which it is subject, including without limitation the Corruption of Foreign Public Officials Act (Canada) and the Criminal Code (Canada);
“Company Benefit Plan” means each employee benefit plan, policy, practice, agreement, arrangement, or undertaking (whether written or unwritten, insured or uninsured, registered or unregistered, funded or unfunded), including all health and welfare (including dental, vision, prescription drug, accidental death and dismemberment, critical illness, emergency travel, life insurance, short term disability, long term disability or other medical coverage), mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, post-employment benefit, post-retirement benefit, bonus, profit sharing, incentive, equity or equity-based compensation, deferred compensation, termination or severance, retention, change of control, pension, supplemental pension, retirement saving, and each other agreement, policy, program, arrangement, practice or undertaking, which are maintained by, contributed to, required to be contributed to, or binding upon the Company or any of its affiliates (including, for certainty, Sandstorm) or for which the Company or its affiliates (including, for certainty, Sandstorm) has any liability or contingent liability for the benefit of any current or former Company Employees excluding any Statutory Plan;
“Company Board” means the board of directors of the Company as the same is constituted from time to time;
“Company Board Recommendation” has the meaning ascribed thereto in Section 2.2(d);
“Company Change in Recommendation” has the meaning ascribed thereto in Section 7.1(a)(iv);
“Company Circular” means the notice of the Company Meeting to be sent to the Company Securityholders, and the accompanying management information circular in connection with the Company Meeting;
“Company Credit Facility” means the Credit Agreement dated as of September 9, 2024 among, inter alia, the Company, National Bank of Canada, as co-lead arranger, joint bookrunner and administrative agent, The Bank of Nova Scotia, as co-lead arranger and joint bookrunner and the lenders from time to time parties thereto;
“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement in the form executed by the Company and delivered to and accepted by the Purchaser concurrently with the execution of this Agreement;
“Company Employees” means all individuals who are employed by the Company and its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees, and any officers who provide services to the Company as consultants;
“Company Equity Incentive Plans” means, collectively, the Company Option Plan and the Company RSR Plan;

“Company Fairness Opinion” means the opinion of the Company Financial Advisor to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (other than Sandstorm);
“Company Financial Advisor” means Fort Capital Partners, as financial advisor to the Company;
“Company Incentive Awards” means, collectively, the Company Options and the Company RSRs;
“Company Indemnity or Payment Agreement” means any Contract (a) to which the Company or any of its Subsidiaries are party that provides for rights of indemnification to any director, officer or employee by the Company or any of its Subsidiaries or (b) that provides for any change of control payments (or other payment that would be triggered by the transactions contemplated herein) to any director, officer, Company Employee or former Company Employee or Company contractor or former Company contractor or agent of the Company or any of its Subsidiaries or to any other Person;
“Company Leased Real Property” has the meaning ascribed thereto in Section (o)(i) of Schedule D;
“Company Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that (x) prevents, materially delays or materially impairs, or would reasonably be expected to prevent, materially delay or materially impair, the ability of the Company or its Subsidiaries to consummate the transactions contemplated by this Agreement, or (y) is, or would reasonably be expected to be, material and adverse to the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, except for any such change, effect, event, occurrence or state of facts or circumstance resulting or arising from or relating to:
(a)    the announcement or execution of this Agreement or the implementation of the transactions contemplated hereby (including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company with customers, suppliers, service providers and employees) (for the avoidance of doubt, provided, that this clause (a) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement);
(b)    any change in the market price or trading volume of any securities of the Company or Entrée (it being understood that the changes, effects, events, occurrences or states of fact or circumstance underlying such change in market price or trading volume that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(c)    any change affecting the mining industry as a whole;
(d)    any change (on a current or forward basis) in the price of metals or any changes in commodity prices or general market prices affecting the mining industry generally;
(e)    general political, economic, financial, currency exchange, inflation, interest rates, securities or commodity market conditions including the imposition, adjustment or revocation of tariffs;
(f)    any change or prospective change after the date hereof in IFRS, or changes or prospective changes in regulatory accounting requirements applicable to the industries in which the Company conducts business;
(g)    the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism;
(h)    the occurrence of any cyber-attack or data breach (other than, for the avoidance of doubt, a cyber-attack that is primarily directed at (or a data breach that primarily involves) the Company or any of its Subsidiaries);
(i)    any general outbreak of illness, pandemic (including COVID-19 or derivatives or variants thereof), epidemic, national health emergency, forced quarantine, lockdown or similar event, or the worsening thereof;
(j)    the failure of the Company to meet any internal or published projections, forecasts, guidance, budgets, or estimates of revenues, earnings, cash flow or other financial performance or results of operations for any period (provided, however, that the changes, effects, events, occurrences or states of fact or circumstance underlying such failure that are not otherwise excluded from the definition of a Company Material Adverse Effect may be considered to determine whether such failure constitutes a Company Material Adverse Effect);
(k)    any natural disaster (including any hurricane, flood, tornado, earthquake, forest fire, weather-related event or man-made natural disaster); or
(l)    any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity (including with respect to Taxes), provided, however, that if with respect to clauses (c), (d), (e), (f), (g), (h), (i), (k) and (l) any such change, effect, event, occurrence or state of facts or circumstance has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other entities that own and manage mining royalty and streaming interests, the disproportionate change, effect, event, occurrence or state of facts or circumstance may be taken into account in determining whether a Company Material Adverse Effect has occurred, and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for the purposes of determining whether a “Company Material Adverse Effect” has occurred;

“Company Material Contract” means any Contract:
(a)    that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect;
(b)    under which the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than endorsements for collection in the ordinary course or guarantees of Material Indebtedness for Borrowed Money) in excess of $5 million in the aggregate;
(c)    relating to indebtedness for borrowed money of the Company or any of its Subsidiaries or any guarantee by the Company or any of its Subsidiaries of any other Person’s indebtedness for borrowed money, with an outstanding principal amount in excess of $5 million in the aggregate (“Material Indebtedness for Borrowed Money”);
(d)    other than de minimis limitations or restrictions, that limits or restricts (i) the Company or any of its Subsidiaries, or following completion of the transactions contemplated hereby, the Purchaser or any of its Subsidiaries, from engaging in any type of activity or business, (ii) the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or its Subsidiaries, may be conducted, or (iii) the ability of the Company or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or its Subsidiaries, to solicit customers or employees, other than such terms and conditions as are customary under non-disclosure or similar obligations entered into between exploration or mining companies and companies that are in the business of owning and managing mining royalty and stream interests;
(e)    that contains any right on the part of any third party to acquire assets or other property rights from the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole;
(f)    that contains any rights on the part of the Company or any of its Subsidiaries to acquire any royalty or streaming interests from any third party that, if acquired, would be material to the Company and its Subsidiaries, taken as a whole;
(g)    that is a registration rights agreement;
(h)    that is an agreement between the Company and any related party of the Company (excluding employment, consulting or indemnification agreements with officers or directors of the Company or its Subsidiaries) that is material to the Company and its Subsidiaries, taken as a whole;
(i)    that is a Company Royalty and Stream Obligation;
(j)    that is a Company Warrant and any agreements pursuant to which such Company Warrants are issued; or

(k)    that is material to the Company and its Subsidiaries, taken as a whole; and, for greater certainty, includes the Company Material Contracts listed in Schedule (cc) of the Company Disclosure Letter;
“Company Meeting” means the special meeting of Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably;
“Company Option Plan” means the amended stock option plan of the Company effective July 26, 2022, as last approved by the Company Shareholders on May 30, 2025;
“Company Options” means the outstanding options to purchase Company Shares granted under the Company Option Plan;
“Company Permitted Liens” means, as of any particular time and in respect of the Company and any of its Subsidiaries, each of the following Liens:
(a)    Liens for Taxes, assessments or governmental charges or levies which are not delinquent or that are being contested in good faith by appropriate proceedings, and that have been adequately reserved on the Company’s or its Subsidiary’s financial statements in accordance with IFRS;
(b)    the Lien of any judgment or award rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and that have been adequately reserved on the Company’s or its Subsidiary’s financial statements in accordance with IFRS;
(c)    the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant or Authorization of the Company or any Subsidiary, and the right reserved to or vested in any Governmental Entity to terminate any such lease, license, franchise, grant or Authorization, or to require annual or other payments as a condition of their continuance;
(d)    easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar matters that, individually or in the aggregate, do not materially and adversely impact the Company’s and its Subsidiaries’ current or contemplated use, occupancy, utility or value of the applicable real property;
(e)    the Lien resulting from the deposit of cash or securities (i) in connection with Contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by Law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;
(f)    landlords’ Liens arising in the ordinary course of business;

(g)    Liens securing indebtedness pursuant to the Company Credit Facility;
(h)    the extension, renewal or refinancing of any Company Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property;
(i)    any other Liens that are, as of the date of this Agreement, registered against the Company, any of its Subsidiaries or any of their respective assets in a public personal property registry or similar registry system; and
(j)    as disclosed in Schedule (o) of the Company Disclosure Letter;
“Company Proposed Agreement” has the meaning ascribed thereto in Section 7.4(a);
“Company Public Documents” means all forms, reports, schedules, statements and other documents filed by the Company on SEDAR+ since December 31, 2024;
“Company Royalty and Stream Obligations” means the Antamina Residual Royalty Agreement, the Antamina Silver Stream Agreement and the Hod Maden Gold Stream Agreement;
“Company RSR Plan” means the amended restricted share rights plan of the Company effective July 26, 2022;
“Company RSRs” means the outstanding restricted share rights granted under the Company RSR Plan;
“Company Securityholders” means the Company Shareholders and registered and/or beneficial holders of Company Warrants, as the context requires;
“Company Securityholder Approval” has the meaning ascribed thereto in Section 2.3(e);
“Company Shareholders” means the registered and/or beneficial holders of Company Shares, as the context requires;
“Company Shares” means the common shares in the capital of the Company;
“Company Special Committee” means the transaction committee of the Company Board;
“Company Special Committee Fairness Opinion” means the opinion of the Company Special Committee Financial Advisor to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (other than Sandstorm);
“Company Special Committee Financial Advisor” means Cormark Securities Inc., as financial advisor to the Company Special Committee;

“Company Standstill Agreement” means a Contract entered by the Company and/or any of its Subsidiaries that currently, or after the Effective Time, other than a confidentiality and standstill agreement permitted by Section 7.3, restricts the ability of the Company or any of its Subsidiaries to offer to purchase the assets or equity securities of another Person;
“Company Superior Proposal” means a bona fide unsolicited written Company Acquisition Proposal (with references to 20% in such definition being deemed to be replaced with references to 100%) in respect of the Company and its Subsidiaries that did not result from a breach of Section 7.1:
(a)    that, in the opinion of the Company Board, acting in good faith, is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the Company Acquisition Proposal and the Person or group of Persons making the Company Acquisition Proposal;
(b)    that is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate the Company Acquisition Proposal to the satisfaction of the Company Board, acting in good faith (after consultation with the Company’s legal and financial advisors);
(c)    that is not subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant);
(d)    that complies with applicable Securities Laws in all material respects;
(e)    in the case of a Company Acquisition Proposal that relates to the acquisition of the outstanding Company Shares, that is made available to all Company Shareholders on the same terms and conditions; and
(f)    in respect of which the Company Board (after consultation with the Company’s legal and financial advisors) determines in good faith, and after taking into account all the terms and conditions of the Company Acquisition Proposal, including all legal, financial, regulatory and other aspects of the Company Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Company Shareholders, than the Arrangement (including any amendments to the terms and conditions of this Agreement and the Plan of Arrangement proposed by the Purchaser pursuant to Section 7.4(b));
“Company Superior Proposal Notice” has the meaning ascribed thereto in Section 7.4(a)(ii);
“Company Termination Payment” means $10 million;
“Company Termination Payment Event” has the meaning ascribed thereto in Section 8.4(b);

“Company Underlying Mineral Properties” means the mineral properties and/or other assets underlying the Antamina Interest and the Hod Maden Interest;
“Company Voting Agreements” means the voting agreements between the Purchaser and certain Company Shareholders substantially in the forms of the agreements set forth in Schedule C;
“Company Warrants” means, collectively, the Company 2020 Warrants, the Company 2022 Warrants and the Company 2023 Warrants;
“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act or any Person duly authorized to perform duties on behalf of the Commissioner of Competition;
“Competition Act” means the Competition Act (Canada);
“Competition Act Approval” means, with respect to the transactions contemplated by this Agreement, (a) that the Commissioner shall have issued to the Purchaser an Advance Ruling Certificate, or (b) that (i) the waiting period under Section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the Commissioner shall have waived the requirement to submit a notification pursuant to Paragraph 113(c) of the Competition Act, and, unless waived in writing by the Purchaser, (ii) the Commissioner shall have issued to the Purchaser a No Action Letter;
“Confidentiality Agreement” means the confidentiality and standstill agreement between the Purchaser and the Company dated May 15, 2025, as supplemented by side letters between the Purchaser and the Company dated May 15 and 16, 2025;
“Consideration” has the meaning set forth under the Plan of Arrangement;
“Contract” means any legally binding contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture arrangement, partnership arrangement or other right or obligation and any amendment thereto to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;
“Corporate Records” shall mean, in respect of the Company and each of its Subsidiaries, the original or electronic corporate books, duly signed by such Persons if and as required under applicable Law and under its constating documents, including (as applicable) the shareholders’ meeting minutes, share register, the capital variations book, and the directors’ meeting minutes;
“Court” means the Supreme Court of British Columbia;
“Depositary” means Computershare Investor Services Inc., or such other Person as the Parties may jointly appoint (each acting reasonably) to act as depositary in respect of the Arrangement;
“Dissent Rights” means the rights of dissent exercisable by the Company Shareholders in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date on which the Arrangement becomes effective in accordance with Section 2.10(a);
“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;
“Entrée” means Entrée Resources Ltd., a corporation existing under the laws of the Province of British Columbia;
“Entrée Interest” means 1363013’s equity ownership interest in Entrée;
“Environmental Laws” means all Laws imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, Release, destruction, transfer, import, export or sale, rehabilitation, reclamation, or remediation of Hazardous Substances;
“Environmental Permits” means all Authorizations or program participation requirements with or from any Governmental Entity under any Environmental Laws;
“Final Order” means the final order of the Court contemplated by Section 2.6, in a form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, supplemented, modified or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;
“Governmental Entity” means: (a) any international, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, international arbitration institution, commission, board, ministry bureau, agency or entity, domestic or foreign, including the Securities Authorities; (b) any stock exchange, including the TSXV; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
“Hazardous Substance” means any radioactive, ignitable, corrosive, reactive or otherwise, toxic or hazardous material, substance or waste or any pollutant, contaminant or chemical, including petroleum or any fraction thereof, asbestos or asbestos-containing materials, polychlorinated biphenyls, per- and polyfluoroalkyl substances, radon gas, mold or urea-formaldehyde, in each case as defined, designated, classified, regulated or that could result in liability under, any applicable Environmental Law, including those that are (a) labeled as “pollutants”, “contaminants”, “hazardous material” and/or “hazardous waste”; (b) capable of causing harm to the environment or to human health from exposure thereto if and to the extent such capability or exposure (or prevention thereof) is regulated under Environmental Laws; and/or (c) any used recipients or containers that may have contained or stored Hazardous Substances, including above-ground or underground storage tanks or underground pipes or above ground pipelines, if and to the extent controlled, regulated or prohibited under Environmental Laws;
“Hod Maden Gold Stream Agreement” means the gold purchase agreement dated August 31, 2022 between Sandstorm, as purchaser, and the Company, as seller;
“Hod Maden Interest” means the Company’s indirect 30% ownership interest in Artmin and the contractual rights of the Company and its Subsidiaries associated with such equity interest, including the Hod Maden Joint Venture;
“Hod Maden Project” means the Hod Maden gold/copper project in Artvin, Turkey;
“Hod Maden Joint Venture” means the shareholders agreement dated May 8, 2023 between Mariana Turkey Limited, Lidya Madencilik Sanayi Ticaret A.S., and Alacer Gold Corp., in relation to Artmin;
“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board and included in the CPA Canada Handbook (Part 1) published by the Chartered Professional Accountants of Canada;
“Intellectual Property” means anything that is or may be protected by any intellectual property rights in any jurisdiction such as, but not limited to works (including software), performances, trade secrets, inventions (whether patentable or not), improvements to such inventions, industrial designs, trade-marks, trade names, business names, corporate names, domain names, website names and world wide web addresses, whether or not they may also be protected, at any given time, as a trade secret or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing;
“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court, in a form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, supplemented, modified or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably;
“Investment Canada Act” means the Investment Canada Act (Canada);
“Key Regulatory Approvals” means the Competition Act Approval and TSXV Conditional Acceptance;
“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;
“Leases” has the meaning ascribed thereto in Section (o)(ii) of Schedule D;
“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, lease, sublease, restriction, easement, right-of-way, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;
“Matching Period” has the meaning ascribed thereto in Section 7.4(a)(iii);
“material fact” means a material fact relating to the Company or the Purchaser, as applicable, for purposes of applicable Securities Laws (and in the case of the Purchaser, “applicable Securities Laws” shall also include the United States Securities Exchange Act of 1934, the United States Securities Act of 1933 and all other applicable U.S. federal securities Laws);
“Material Indebtedness for Borrowed Money” has the meaning ascribed thereto in the definition of “Company Material Contract” above;
“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;
“Modern Slavery Laws” means all Laws regarding the provision of slavery, servitude and forced or child labour and about human trafficking including the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada), the Customs Tariff Act (Canada), the Customs Act (Canada);
“Nasdaq” means the Nasdaq Global Select Market;
“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;
“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;
“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators;
“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian Securities Administrators;
“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement, such written confirmation having not been modified or withdrawn prior to the Effective Time;
“Operator” means an owner or operator of any Company Underlying Mineral Property;
“ordinary course” means, with respect to an action taken by a Person, that such action is consistent with the past practice of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person;
“Other Company Assets” means any assets of the Company that are not the Principal Company Assets;
“Outside Date” means January 6, 2026 or such later date as may be agreed to in writing by the Parties; provided, however, that if the Effective Date has not occurred by January 6, 2026 as a result of the failure to satisfy the conditions set forth in Section 6.1(c) and no Key Regulatory Approval has been denied by a non-appealable decision of a Governmental Entity, then any Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Vancouver time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than 30 days from the then-current Outside Date (including as previously extended), provided further that, notwithstanding the foregoing, (a) a Party shall not be permitted to extend the Outside Date if the failure to satisfy the condition set forth in Section 6.1(c) is primarily the result of the failure by such Party to perform any of its covenants or agreements or breach by such Party of any of its representations and warranties in any material respect under this Agreement, and (b) the aggregate extension period from the Outside Date for the Parties, when combined, shall not exceed 90 days from January 6, 2026; provided further, however, that the Outside Date shall be automatically extended if the “Outside Date” in the Sandstorm Arrangement Agreement is extended.
“Outstanding Company Warrants” means the Company Warrants that remain outstanding and unexercised as of the Effective Date;
“Parties” means, together, the Purchaser, AcquireCo and the Company, and “Party” means any one of them, as the context requires;
“Person” includes an individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Personal Information” means all information or data in any form, including paper, electronic and other forms, concerning any identified or identifiable individual, as provided under the applicable Privacy Laws;

“Plan of Arrangement” means the plan of arrangement of the Company, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of the Company, AcquireCo and the Purchaser, each acting reasonably;
“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.11;
“Principal Company Assets” means, collectively, the Antamina Interest, the Entrée Interest and the Hod Maden Interest;
“Privacy Laws” include applicable Laws that govern the collection, use, disclosure, retention, disposition and other processing of Personal Information, including the Personal Information Protection and Electronic Documents Act and applicable provincial privacy legislation;
“Purchaser” has the meaning ascribed thereto on the first page of this Agreement;
“Purchaser Board” means the board of directors of the Purchaser, as the same is constituted from time to time;
“Purchaser Meeting” means the meeting of the Purchaser Stockholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law to consider the Purchaser Stock Issuance and for any other purpose as may be set out in the Purchaser Proxy Statement;
“Purchaser Proxy Statement” means the proxy statement on Schedule 14A to be distributed to the Purchaser Stockholders in connection with the Purchaser Meeting;
“Purchaser Stockholders” means the registered and/or beneficial holders of the common stock in the capital of the Purchaser, as the context requires;
“Purchaser Stock Issuance” means the issuance of the common stock in the capital of the Purchaser to be issued to Sandstorm shareholders pursuant to the Sandstorm Arrangement;
“Purchaser Termination Payment” means $15 million;
“Purchaser Termination Payment Event” has the meaning ascribed thereto in Section 8.4(d);
“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Authorizations and other approvals (including the lapse, without objections, of a prescribed period of time under a statute or regulation that states that a transaction may be implemented if a prescribed period of time lapses following the giving of notice without an objection being made) of any Governmental Entity required in relation to the transactions contemplated hereby, including the Key Regulatory Approvals;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, or leaching of any Hazardous Substance in the environment;
“Representatives” means, with respect to a Party, such Party’s directors, officers, employees, counsel, financial advisors, accountants, agents, consultants and other authorized representatives and advisors;
“Restricted Party” means a person that is (a) listed on, or subject to sanctions as a result of being owned, held or controlled, directly or indirectly, by one or more persons listed on, or acting on behalf of a person listed on, any Sanctions List, (b) resident in, operating in, or organized under the laws of, or subject to sanctions as a result of being owned or (directly or indirectly) controlled by, or acting on behalf of, a person resident in, operating in, or organized under the laws of, Russia, Crimea, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic of Ukraine, the Kherson and the Zaporizhzhia oblasts of Ukraine, Cuba, Iran, North Korea, or Syria or (c) otherwise a target of Sanctions and for the purpose of Canadian Sanctions also includes any entity deemed to be controlled by such person or persons described above, including the circumstances in which (i) any such person or persons, individually or in the aggregate hold, directly or indirectly, 50% or more of the shares or ownership interests in the entity or 50% or more of the voting rights in the entity or are able, directly or indirectly, to change the composition or powers of the entity’s board of directors, or (ii) it is reasonable to conclude, having regard to all the circumstances, any such person or persons, individually or in the aggregate, are able, directly or indirectly and through any means, to direct the entity’s activities;
“Sanctions” means the economic or financial sanctions laws, regulations, anti-terrorism measures, trade embargoes or restrictive measures administered, enacted or enforced by: (a) the United States government; (b) the United Nations; (c) the European Union; (d) the Canadian government; (e) the United Kingdom; or (f) the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of Treasury, the United States Department of State, and Her Majesty’s Treasury, Global Affairs Canada, Public Safety Canada and the Royal Canadian Mounted Police or any other relevant sanctions authority (together the “Sanctions Authorities”);
“Sanctions List” means any lists of sanctioned persons maintained by the United Nations Security Council, or by the governments of Canada, the United States, the United Kingdom and the European Union, including but not limited to Global Affairs Canada, Public Safety Canada and the Office of Foreign Assets Control of the Department of the Treasury;
“Sandstorm” means Sandstorm Gold Ltd., a corporation existing under the laws of the Province of British Columbia;
“Sandstorm Arrangement” means the proposed transaction between the Purchaser and Sandstorm pursuant to which (among other things) the Purchaser (or an affiliate thereof) will acquire all of the issued and outstanding shares of Sandstorm pursuant to a plan of arrangement under the BCBCA;

“Sandstorm Arrangement Agreement” means the arrangement agreement dated the date of this Agreement between the Purchaser and Sandstorm;
“Sandstorm Meeting” means the special meeting of Sandstorm shareholders, including any adjournment or postponement thereof, to be called and held to consider and approve the Sandstorm Arrangement;
“Sandstorm Support Agreement” means the voting and support agreement between the Purchaser and Sandstorm dated the date of this Agreement substantially in the form of agreement scheduled to the Sandstorm Arrangement Agreement;
“SEC Clearance” means the earliest of: (a) confirmation from the U.S. SEC that it does not intend to review the Purchaser Proxy Statement; (b) if the Purchaser has not otherwise been informed by the U.S. SEC that the U.S. SEC intends to review the Purchaser Proxy Statement, the 11th calendar day immediately following the date of filing of the preliminary Purchaser Proxy Statement with the U.S. SEC; and (c) if the Purchaser receives comments from the U.S. SEC with respect to the Purchaser Proxy Statement, upon confirmation from the U.S. SEC that it has no further comments on the Purchaser Proxy Statement;
“Section 338(g) Election” has the meaning ascribed thereto in Section 2.14;
“Securities Act” means the Securities Act (British Columbia);
“Securities Authorities” means the British Columbia Securities Commission and any other applicable securities commissions and securities regulatory authority of a province or territory of Canada;
“Securities Laws” means the Securities Act and any other applicable Canadian provincial or territorial securities Laws;
“SEDAR+” means the System for Electronic Document Analysis and Retrieval +;
“Statutory Plan” means each plan or program established by federal, provincial or state legislation and administered by a Governmental Entity, including the Canada Pension Plan, the Quebec Pension Plan, the Quebec Parental Insurance Plan, Employment Insurance, and any health, drug, or workers’ compensation insurance program;
“Subsidiary” has the meaning ascribed thereto in NI 45-106;
“Tax Act” means the Income Tax Act (Canada);
“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto and any claims for refunds and information returns (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports), made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Tax Sharing Agreement” means any agreement or arrangement binding the Company or any of its Subsidiaries that provides for the allocation, apportionment, sharing, indemnification or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than customary Tax sharing or indemnification provisions contained in a commercial agreement entered into in the ordinary course, the primary subject matter of which does not relate to Taxes);
“Taxes” includes: (a) any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, earnings, profits, mining, mineral, windfall, environmental, royalty, capital, capital stock, transfer, land transfer, disability, ad valorem, sales, net worth, goods and services, harmonized sales, use, value-added, excise, stamp, recording, withholding, business, franchising, property, premium, development, occupation, occupancy, employer health, alternative or add-on minimum, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada Pension Plan and other pension plan premiums or contributions imposed by any Governmental Entity; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) for or to or in respect of any other Person, including as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute (including under sections 159 and 160 of the Tax Act); and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;
“Third Party Beneficiaries” has the meaning ascribed thereto in Section 9.11;
“Trade Laws” means the Export and Import Permits Act (Canada), the Defence Production Act (Canada), the Nuclear Safety and Control Act (Canada), the Customs Act (Canada), the Customs Tariff (Canada), the Foreign Extraterritorial Measures Act (Canada), the Special Import Measures Act (Canada), any orders issued under the foregoing, and any similar Canadian laws relating to the export, re-export, import, possession, examination or transfer of goods, services or technology, anti-boycott or blocking measures, forced or child labour or modern slavery measures, anti-dumping, countervail or safeguard measures, or any similar applicable Laws of the United States;
“Transaction Personal Information” has the meaning ascribed thereto in Section 9.1;
“Treasury Regulations” means the U.S. Department of the Treasury regulations promulgated under the U.S. Tax Code;
“TSXV” means the TSX Venture Exchange;

“TSXV Conditional Acceptance” means conditional acceptance of the Arrangement by the TSXV;
“USRPI” has the meaning ascribed thereto in Section 2.14;
“U.S. SEC” has the meaning ascribed thereto in Section 2.3;
“U.S. Tax Code” means the United States Internal Revenue Code of 1986; and
“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.
1.2    Interpretation Not Affected by Headings
The division of this Agreement into Articles and Sections, and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.
1.3    Number and Gender
In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.
1.4    Calculation of Time
Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.
1.5    Date for Any Action
If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.
1.6    Currency
References in this Agreement to “C$” refers to Canadian dollars and unless otherwise stated all other references in this Agreement to sums of money are expressed in lawful money of the United States and “$” refers to U.S. dollars.
1.7    No Strict Construction
The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.8    Statutory, Contractual and Other References
A reference to a statute includes all rules, regulations and policies made pursuant thereto and, unless otherwise specified, the provisions of any statute, rule, regulation or policy that amends, supplements or supersedes such statute, rule, regulation or policy. A reference to an agreement, plan, order, disclosure document or filing made pursuant to applicable Law refers to such agreement, such plan, such disclosure document or such filing, as the case may be, including all schedules, exhibits, appendices and other annexes appended thereto by whatever name and any documents or information incorporated by reference (unless otherwise specified in such agreement, plan, disclosure document or filing), as amended from time to time and in whatever form such amendment is duly and validly made, including by amendment and restatement, by notice, by side letter, by supplement or otherwise.
1.9    Time References
In this Agreement, unless otherwise specified, any references to time are to local time, Vancouver, British Columbia.
1.10    Inclusion
In this Agreement, “including” means including without limitation, and “include” and “includes” have a corresponding meaning.
1.11    Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement with respect to the Company shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.
1.12    Knowledge
In this Agreement, references to: (a) “the knowledge of the Company” mean matters within the actual knowledge, after due enquiry, of the Company’s (i) President and Chief Executive Officer and (ii) Chief Financial Officer; and (b) “the knowledge of the Purchaser” mean the actual knowledge, after due enquiry, of the Purchaser’s (i) President and Chief Executive Officer, (ii) Senior Vice President and Chief Financial Officer, (iii) Senior Vice President and General Counsel, (iv) Senior Vice President, Strategy and Business Development, and (v) Vice President, Corporate Secretary and Chief Compliance Officer.
1.13    Company Disclosure Letter
The Company Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (a) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (b) a Party, acting reasonably and in good faith, needs to disclose it in order to enforce or exercise its rights under this Agreement.

1.14    Schedules
The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:
Schedule A -    Plan of Arrangement
Schedule B -    Arrangement Resolution
Schedule C -    Forms of Company Voting Agreement
Schedule D -    Company Representations and Warranties
Schedule E -    Purchaser Representations and Warranties
ARTICLE 2
THE ARRANGEMENT
2.1    Arrangement
The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.
2.2    Approvals
The Company represents and warrants to the Purchaser that:
(a)    the Company Special Committee has received the Company Special Committee Fairness Opinion from the Company Special Committee Financial Advisor orally which shall be subsequently confirmed in writing;
(b)    the Company Board has received the Company Fairness Opinion from the Company Financial Advisor orally which shall be subsequently confirmed in writing;
(c)    the Company Special Committee, after receiving financial and legal advice and the Company Special Committee Fairness Opinion, has unanimously (A) determined that the Arrangement and the entering into of this Agreement are in the best interests of the Company, and (B) recommended to the Company Board that the Company Board (1) approve this Agreement and the Arrangement, and (2) recommend that the Company Securityholders vote in favour of the Arrangement Resolution; and
(d)    the Company Board, after receiving financial and legal advice and the Company Fairness Opinion and the recommendation of the Company Special Committee, has (subject to two directors having a “disclosable interest” within the meaning of the BCBCA and abstaining from voting) unanimously (A) determined that the Arrangement and the entering into of this Agreement are in the best interests of the Company, (B) approved this Agreement and the Arrangement, and (C)

resolved to recommend that the Company Securityholders vote in favour of the Arrangement Resolution (the “Company Board Recommendation”).
2.3    Interim Order
As promptly as reasonably practicable following the execution of this Agreement, the Company shall apply to the Court in a manner acceptable to the Purchaser, acting reasonably, pursuant to Part 9, Division 5 of the BCBCA, to schedule the Interim Order hearing with the Court for a date on or about the 15th calendar day immediately following the date of filing of the Purchaser Proxy Statement with the U.S. Securities and Exchange Commission (“U.S. SEC”); provided that the Company shall reschedule such hearing if the SEC Clearance is not obtained (or not obtainable) by the third business day prior to the date of the Interim Order hearing; provided further that in the event such hearing is rescheduled, the Company shall use commercially reasonable efforts to reschedule such hearing to occur as soon as reasonably practicable following the receipt of SEC Clearance, in each case subject to the availability of the Court and subject to and in accordance with the requirements of NI 54-101 with respect to the Company Meeting. Notwithstanding the foregoing, the Company shall not be required to schedule the Interim Order hearing for a date prior to the 30th day following the date of this Agreement. In connection with the foregoing, the Purchaser shall keep the Company reasonably informed about the status and timing of the SEC Clearance to the extent applicable information is within the knowledge of the Purchaser. The Company shall prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:
(a)    for the class(es) of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;
(b)    for confirmation of the record date for the purposes of determining the Company Securityholders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order;
(c)    that the record date for Company Securityholders entitled to notice of and to vote at the Company Meeting will not change as a result of any adjournment(s) or postponement(s) of the Company Meeting;
(d)    that the Company Meeting may be held as a virtual or hybrid meeting, and that Company Securityholders that participate in the Company Meeting through virtual means, if applicable, will be deemed to be present at the Company Meeting;
(e)    that the requisite approval (collectively, the “Company Securityholder Approval”) for the Arrangement Resolution shall be at least:
(i)    66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting and voting as a single class;
(ii)    66⅔% of the votes cast on the Arrangement Resolution by the Company Securityholders present in person or by proxy at the Company Meeting and voting as a single class; and

(iii)    a majority of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting, voting as a single class, excluding, for this purpose, the votes cast by those Persons whose votes are required to be excluded by MI 61-101;
(f)    that, in all other respects, the terms, conditions and restrictions of the Company’s constating documents, including quorum requirements and other matters, shall apply in respect of the Company Meeting unless otherwise ordered by the Court;
(g)    for the grant of Dissent Rights to the Company Shareholders who are registered Company Shareholders as of the record date for the Company Meeting, as contemplated in the Plan of Arrangement;
(h)    for the notice requirements with respect to the presentation of the application to the Court for the Final Order;
(i)    that the Company Meeting may be adjourned or postponed from time to time by the Company Board subject to the terms of this Agreement or as otherwise agreed in writing between the Parties without the need for additional approval of the Court; and
(j)    for such other matters as the Purchaser or the Company may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld or delayed.
2.4    Company Meeting
Subject to the terms of this Agreement, as soon as reasonably practicable following receipt of the SEC Clearance, the Company shall:
(a)    duly call, give notice of, convene and conduct the Company Meeting (including by virtual means) in accordance with the Interim Order, the Company’s constating documents and applicable Laws as promptly as reasonably practicable, using commercially reasonable efforts to convene and conduct the Company Meeting as soon as practicable, and in any event, within 45 days of the receipt of the SEC Clearance (and, in that regard, the Company shall abridge, as necessary, any time period that may be abridged under NI 54-101); provided that the Company shall cooperate with the Purchaser and use commercially reasonable efforts to set the record date for, schedule and convene the Company Meeting (including any adjournment or postponement thereof in accordance with this Agreement) on the same date and at the same time as the Purchaser Meeting and the Sandstorm Meeting;
(b)    in consultation with the Purchaser, fix and publish a record date for the purposes of determining the Company Securityholders entitled to receive notice of and to vote at the Company Meeting;
(c)    not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting except (i) as required by applicable Laws, (ii) as required for quorum purposes (in which case the meeting shall be adjourned or postponed and not cancelled), (iii) as permitted by Section 7.4(b), (iv) as permitted by Section 8.3(b) or (v) with the Purchaser’s prior written consent; provided, that Company shall be permitted to postpone or adjourn the Company Meeting pursuant to clause (ii) on no more than two occasions in the aggregate and no such adjournment or postponement shall delay the Company Meeting by more than 10 days from the prior-scheduled date or to a date that is on or after the fifth business day preceding the Outside Date;
(d)    promptly advise the Purchaser as the Purchaser may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the Company Meeting as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;
(e)    promptly (and in no event later than two business days after receipt of notice) advise the Purchaser of any written communication from any Company Shareholder in opposition to the Arrangement (except for non-substantive communications from any Company Shareholder that purports to hold less than 0.1% of Company Shares (provided that communications from such Company Shareholder are not substantive in the aggregate)), any written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement, any withdrawal of Dissent Rights received by the Company and any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;
(f)    unless the Company Board has made a Company Change in Recommendation in accordance with Section 7.4(a), solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder (unless otherwise consented to by the Purchaser) and, in connection therewith, if reasonably requested by the Purchaser, use the services of one or more proxy solicitation services (at the expense of the Company);
(g)    provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services engaged by the Company, as requested from time to time by the Purchaser;
(h)    not change the record date for the Company Securityholders entitled to notice of or to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law (it being understood that a change will not be required where such date has been provided for in the Interim Order);
(i)    not make any compromise, payment or settlement offer, or agree to any compromise, payment or settlement with respect to, or otherwise negotiate any exercise of any Dissent Rights without the prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed); and

(j)    give notice to the Purchaser of the Company Meeting and allow its Representatives and legal counsel to attend the Company Meeting (including by virtual means).
2.5    Preparation of Company Circular
(a)    Promptly following the entry into this Agreement, the Company shall prepare, together with any other documents required by the BCBCA, Securities Laws and all other applicable Laws, and shall use its commercially reasonable efforts to cause to be filed with the TSXV and the Securities Authorities as promptly as practicable after obtaining the Interim Order (with the making of such filing subject to the Purchaser furnishing the information required under Section 2.5(c) and the Purchaser not otherwise failing to perform any of its covenants or agreements or breaching any of its representations and warranties in any material respect under this Agreement), the Company Circular relating to matters to be submitted to the Company Securityholders at the Company Meeting. Subject to Section 2.5(c), the Company shall use commercially reasonable efforts to cause the Company Circular to comply as to form and substance in all material respects with Securities Laws and any other requirements of applicable Law, and to respond as promptly as practicable to any comments of the TSXV, Securities Authorities and their respective staff. The Company will advise the Purchaser promptly after it receives any request by the TSXV or Securities Authorities to amend the Company Circular or receives any comments thereon and responses thereto or any request by the TSXV or Securities Authorities for additional information, and shall provide the Purchaser with copies of all substantive correspondence that is provided by or on behalf of it, on one hand, and by any of the TSXV or Securities Authorities, on the other hand. The Company shall use its commercially reasonable efforts to resolve any comments from the TSXV and Securities Authorities with respect to the Company Circular as promptly as reasonably practicable after receipt thereof. The Company agrees to permit the Purchaser (to the extent applicable) and its counsel, to participate in all substantive meetings and conferences with the TSXV or Securities Authorities with respect to the foregoing matters. Notwithstanding the foregoing, prior to filing or mailing the Company Circular (or any amendment or supplement thereto) or responding to any substantive comments of the TSXV or Securities Authorities with respect thereto, the Company will (i) provide the Purchaser with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) consider in good faith for inclusion in such document or response all comments reasonably and promptly proposed by the Purchaser and (iii) not file or mail such document or respond to the TSXV or Securities Authorities prior to receiving the written approval of the Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed.
(b)    The Company Circular shall: (i) include copies of the Company Fairness Opinion and Company Special Committee Fairness Opinion; (ii) state that (A) the Company Special Committee has received the Company Special Committee Fairness Opinion, and (B) the Company Board has received the Company Fairness Opinion and the recommendation of the Company Special Committee, and, subject to the terms of this Agreement, has unanimously determined, after receiving legal and financial advice, that the Arrangement and entry into this Agreement are in the best interests of the Company; (iii) subject to the terms of this Agreement, contain the unanimous recommendation of the Company Board (subject to any abstentions due to a director having a “disclosable interest” within the meaning of the BCBCA) to Company Securityholders that they vote in favour of the Arrangement Resolution; and (iv) include statements that each of the directors and senior officers of the Company has signed a Company Voting Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Company Shares in favour of the Arrangement Resolution.
(c)    The Purchaser will promptly furnish to the Company such data and information relating to it and AcquireCo as is required by applicable Laws and as the Company may reasonably request for the purpose of including such data and information in the Company Circular and any amendments or supplements thereto. The Purchaser shall ensure that such information does not include any misrepresentation concerning the Purchaser and AcquireCo, and will indemnify the Company for all claims, losses, costs and expenses incurred by the Company in respect of any such misrepresentation contained in any information regarding the Purchaser that was provided by the Purchaser expressly for inclusion in the Company Circular pursuant to this Section 2.5(c).
(d)    The Company will promptly furnish to the Purchaser such data and information relating to it, its Subsidiaries and the Company Shareholders, as is required by applicable Laws and as the Purchaser may reasonably request for the purpose of including such data and information in the Purchaser Proxy Statement and any amendments or supplements thereto, including any information required for the preparation by the Purchaser of any pro forma financial statements. The Company shall ensure that such information does not include any misrepresentation concerning the Company, its Subsidiaries and the Company Shareholders, and will indemnify the Purchaser for all claims, losses, costs and expenses incurred by the Purchaser in respect of any such misrepresentation contained in any information regarding the Company, its Subsidiaries and the Company Shareholders included in the Purchaser Proxy Statement that was provided by the Company expressly for inclusion in the Purchaser Proxy Statement pursuant to this Section 2.5(d). The Company shall use commercially reasonable efforts to obtain any necessary consents from any of its auditors or other advisors to the use of any financial, technical or other expert information required to be included in the Purchaser Proxy Statement relating to it or its Subsidiaries and to the identification in the Purchaser Proxy Statement of each such advisor.
(e)    The Purchaser and the Company shall each use commercially reasonable efforts to coordinate with each other to prepare common disclosure that will be included in both the Company Circular and the Purchaser Proxy Statement, and shall, to the extent reasonably practicable, provide that such disclosure is generally consistent as between the Company Circular and the Purchaser Proxy Statement.

(f)    If at any time prior to the Effective Time, any information relating to the Purchaser or the Company, or any of their respective affiliates, officers or directors, should be discovered by the Company or the Purchaser that should be set forth in an amendment or supplement to either of the Company Circular or the Purchaser Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the U.S. SEC, the Securities Authorities or any other Governmental Entity as required, as applicable, and, to the extent required by applicable Law, disseminated to the Company Securityholders or the Purchaser Stockholders, as applicable.
2.6    Final Order
If (a) the Interim Order is obtained and (b) the Company Securityholder Approval is obtained at the Company Meeting as provided for in the Interim Order, the Company shall (x) diligently pursue and take all steps necessary to submit the Arrangement before the Court as soon as reasonably practicable and (y) diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA as soon as reasonably practicable but, in any event, within four business days after the Company Securityholder Approval is obtained.
2.7    Court Proceedings
Subject to the terms of this Agreement, the Company will diligently pursue all Court proceedings relating to obtaining the Interim Order and Final Order, and the Purchaser will cooperate with, assist and consent to the Company in seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information reasonably requested or required to be supplied by the Purchaser in connection therewith. The Company will provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information to be supplied by the Purchaser for inclusion in such material, prior to the service and filing of such material, and will give reasonable consideration to all such comments. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require the Purchaser to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to the Purchaser’s outside counsel on a timely basis copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to the Purchaser’s legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised as soon as is practicable prior to the hearing of the nature of any submissions to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.
2.8    Treatment of Company Incentive Awards
(a)    Subject to all other terms and conditions of this Agreement and the Plan of Arrangement, pursuant to the Arrangement:
(i)    the Company RSRs and Company Options shall be treated in accordance with, and subject to the provisions of, the Plan of Arrangement; and
(ii)    all amounts payable in respect of the Company RSRs and Company Options pursuant to the Plan of Arrangement shall be paid to the applicable recipient in accordance with, and subject to the provisions of, the Plan of Arrangement.
(b)    Prior to the Effective Time, the Company Board (or an authorized committee thereof), as applicable, shall take any actions and adopt any resolutions as are required to effectuate the treatment of the Company Incentive Awards pursuant to the terms of this Section 2.8 and the Plan of Arrangement.
2.9    Treatment of Outstanding Company Warrants
(a)    Subject to all other terms and conditions of this Agreement and the Plan of Arrangement, pursuant to the Arrangement:
(i)    the Outstanding Company Warrants shall be treated in accordance with, and subject to the provisions of, the Plan of Arrangement; and
(ii)    all amounts payable in respect of the Outstanding Company Warrants pursuant to the Plan of Arrangement shall be paid to the applicable recipient in accordance with, and subject to the provisions of, the Plan of Arrangement.
(b)    Prior to the Effective Time, the Company Board (or an authorized committee thereof), as applicable, shall take any actions and adopt any resolutions as are required to effectuate the treatment of the Outstanding Company Warrants pursuant to the terms of this Section 2.9 and the Plan of Arrangement.

2.10    Effective Date
(a)    The Arrangement shall become effective on the date that is three business days following the date on which all the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived in accordance with the terms of this Agreement and the Plan of Arrangement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) unless another date or time is agreed to in writing by the Parties. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA.
(b)    The closing of the Arrangement will take place remotely by electronic exchange of documents and signatures (or their electronic counterparts) at 8:00 a.m. (Toronto time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.
2.11    Payment of Consideration
The Purchaser will, following receipt by the Company of the Final Order and at least one business day prior to the Effective Date determined in accordance with Section 2.10, deposit in escrow, or cause to be deposited in escrow, with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient cash to satisfy the Consideration payable pursuant to the Arrangement. All payments of any kind in settlement or satisfaction of the rights of any Company Shareholder exercising Dissent Rights will be made by, and from the funds set aside prior to the Effective Time by, AcquireCo.
2.12    Announcement and Shareholder Communications
The Purchaser and the Company shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, the text and timing of the announcements of each Party to be approved by the other Party in advance, acting reasonably. The Purchaser and the Company shall co-operate in the preparation of presentations, if any, to the Company Securityholders or the Purchaser Stockholders regarding the transactions contemplated by this Agreement, and neither the Purchaser nor the Company (except as permitted by Article 7) shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the prior written consent of the other applicable Party (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other applicable Party; provided, however, that each Party shall be permitted to make any disclosure or filing required under applicable Law and the applicable Party making such disclosure shall use its commercially reasonable efforts to give prior oral or written notice to the other applicable Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not reasonably practicable, to give such notice immediately following the making of such disclosure or filing. Reasonable consideration shall be given to any comments made by the receiving Party and its counsel pursuant to this Section 2.12. Notwithstanding the foregoing, the provisions of this Section 2.12 related to the approval or contents of filings with Governmental Entities will not apply with respect to filings in connection with (a) the Regulatory Approvals, (b) the Company Circular, (c) the Purchaser Proxy

Statement, (d) the Interim Order, (e) the Final Order, (f) any Company Change in Recommendation or action taken pursuant thereto or (g) any dispute regarding this Agreement or the transactions contemplated hereby, which are governed by other sections of this Agreement. Nor shall the provisions of this Section 2.12 prevent any Party from making internal announcements to employees and having discussions with shareholders, financial analysts and other stakeholders, in each case so long as such announcements and discussions are limited to and consistent in all material respects with the most recent press releases, public disclosures or public statements made by such Party.
2.13    Withholding Taxes
The Purchaser, AcquireCo, the Company, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement and under this Agreement, including Company Shareholders exercising Dissent Rights and from all dividends, interest, and other amounts payable or distributable to any former Company Shareholder, any former holder of Company Incentive Awards or any former holder of Outstanding Company Warrants, such amounts as the Purchaser, AcquireCo, the Company, the Depositary and their respective Subsidiaries, or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of local, state, federal, provincial or foreign Law. The Purchaser, AcquireCo, the Company, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall exercise commercially reasonable efforts to reduce or eliminate any deduction or withholding with respect to payments made pursuant to the Arrangement and under this Agreement and shall be entitled to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate authority or Person in accordance with applicable Law.
2.14    Section 338(g) Election
(a)    The Purchaser shall have the sole and exclusive right, in its discretion, to make an election under Section 338(g) of the U.S. Tax Code, and any corresponding elections under state, local or non-U.S. law (collectively, a “Section 338(g) Election”), with respect to the transfer of Company Shares to AcquireCo and any of the Company’s subsidiaries that qualify as target affiliates within the meaning of Treasury Regulation Section 1.338-2(c), in the manner set forth in the Plan of Arrangement.
(b)    To the extent that any of the assets or subsidiaries of the Company constitute a United States real property interest (“USRPI”) under Section 897(c) of the U.S. Tax Code, the Company agrees to use good faith efforts to cooperate with Purchaser to minimize or eliminate withholding under Section 1445 of the U.S. Tax Code, where possible, provided that, in using such good faith efforts, the Company shall not knowingly take any action or knowingly permit any inaction that would have the effect of preventing the Purchaser from making a Section 338(g) Election as contemplated in Section 2.14(a). Specifically, where applicable, the Company, with the assistance of the Purchaser, shall exercise commercially reasonable efforts to cooperate with the Purchaser in preparation and filing, at the Purchaser’s expense, of a properly completed IRS Form 8288-B (Application for Withholding Certificate for Dispositions by Foreign Persons of U.S. Real Property Interests), together with all supporting documentation required by the Internal Revenue Service prior to the Effective Date. The Company shall provide the Purchaser with a reasonable opportunity to review and comment on the draft Form 8288-B and any supporting materials prior to submission and shall incorporate reasonable comments from the Purchaser.
2.15    List of Company Securityholders
At the reasonable request of the Purchaser from time to time, the Company shall provide the Purchaser with a list (in both written and electronic form) of the registered Company Shareholders, together with their addresses and respective holdings of Company Shares, a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company Options, Company RSRs and Company Warrants), and a list of non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares (provided such list may only be used in the manner permitted by NI 54‑101). The Company shall from time to time furnish, and shall require that its registrar and transfer agent furnish, the Purchaser with such additional information, including updated or additional lists of the Company Shareholders, the holdings of such Company Shareholders, holders of Company Options, Company RSRs and Company Warrants and other assistance as the Purchaser may reasonably request.
2.16     Adjustment to Consideration Regarding Distributions
Notwithstanding anything to the contrary contained in this Agreement, if, between the date of this Agreement and the Effective Time, the Company pays any dividend or other distribution on the Company Shares (or declares a dividend or distribution with a record date prior to the Effective Date), then the Consideration to be paid per Company Share and any other dependent items shall be adjusted to achieve for the Company Shareholders the economic effect contemplated by this Agreement and the Arrangement prior to the occurrence of such dividend or other distribution and the Consideration so adjusted shall, from and after the date of such event, be the Consideration to be paid per Company Share or other dependent item, subject to any other further adjustment as may be permitted or required by this Agreement.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.1    Representations and Warranties
Except as disclosed in (a) the forms, documents and reports filed by the Company on SEDAR+ since January 1, 2022 (including all exhibits, supplements and schedules thereto and information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” or similar section, and any other disclosures included therein in each case to the extent they are predictive or forward looking in nature), or (b) the Company Disclosure Letter (which disclosures shall apply against any representations and warranties to which it is reasonably apparent they should relate), the Company hereby represents and warrants to the Purchaser as set forth in Schedule D, and acknowledges that the Purchaser is relying upon such representations and warranties in connection with its entry into this Agreement.
3.2    Survival of Representations and Warranties
The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
4.1    Representations and Warranties
The Purchaser and AcquireCo jointly and severally hereby represent and warrant to the Company as set forth in Schedule E, and acknowledge that the Company is relying upon such representations and warranties in connection with its entry into this Agreement.
4.2    Survival of Representations and Warranties
The representations and warranties of the Purchaser and AcquireCo contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE 5
COVENANTS
5.1    Covenants of the Company Relating to the Conduct of Business
The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (i) as required by Law; (ii) with the prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed); (iii) as set out in the Company Disclosure Letter (which disclosures shall apply against any covenants to which it is reasonably apparent they should relate); or (iv) as otherwise expressly contemplated or permitted by this Agreement or the Plan of Arrangement:
(a)    except as otherwise disclosed in Schedule 5.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses in, not take any action except in, and maintain and preserve its and their respective assets, contractual rights (including under any Contracts in respect of the Principal Company Assets), facilities, books and records in, the ordinary course and shall use commercially reasonable efforts to maintain and preserve in all material respects its and their present business organization, operations, assets, contractual rights (including under any Contracts in respect of the Principal Company Assets), properties and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with joint venture partners, suppliers, distributors, employees and Governmental Entities having business relationships with them;
(b)    the Company shall, subject to compliance with applicable Laws, cooperate with and keep the Purchaser reasonably informed regarding the Company’s business and operations, including through meetings with the Purchaser, and shall provide such other access to its officers, employees, agents, properties, books and records as the Purchaser may reasonably request, including by providing the Purchaser with a reasonable opportunity to access and discuss material information or other technical information with respect to the Principal Company Assets and the Company Underlying Mineral Properties, and by facilitating business integration planning; provided, however, that the Company shall not be required to provide the Purchaser with any information that would (i) violate any obligations of the Company or any of the Company’s Subsidiaries with respect to confidentiality to any third party, or otherwise breach, contravene or violate any Contract to which the Company or any Subsidiary of the Company is a party; or (ii) breach, contravene or violate any applicable Law;
(c)    the Company shall cause its nominees (or the nominees of any of its Subsidiaries) to the board of directors of Artmin to timely attend all meetings of the Artmin board of directors and to promptly enforce any such nominee’s rights as a director of Artmin, including any right to receive timely notice of the business of each director meeting in advance, which notice the Company will cause to be shared, subject to applicable Law and to the extent permitted under the Hod Maden Joint Venture, with the Purchaser;
(d)    without limiting the generality of Section 5.1(a), the Company shall not consent to, condone or acquiesce to, or vote or cause or permit to be voted any of its Hod Maden Project Interest in favour of, and shall procure that any of its nominees (or the nominees of any of its Subsidiaries) to the board of directors of Artmin not consent to, condone, acquiesce to or vote in favour of:
(i)    any director or shareholder matter enumerated in Section 6.1(3) or Section 6.2(3), as applicable, of the Hod Maden Joint Venture;
(ii)    any matter that would prevent Artmin from continuing to carry on the Hod Maden Project in the ordinary course or maintaining the Hod Maden Project on at least a care and maintenance basis, including maintaining all Hod Maden Project assets in good standing, or would result in Artmin carrying on any business or conducting any activities other than with respect to the business of the Hod Maden Project;
(iii)    any declaration, accrual, setting aside or paying of any dividend or the making of any other distribution (whether in cash, securities or property or any combination thereof) in respect of any securities in the capital of Artmin or of any of its Subsidiaries; or
(iv)    any amendment to the constating documents of Artmin;

(e)    without limiting the generality of Section 5.1(a):
(i)    except as disclosed in Section 5.1(e)(i) of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, sell, lease, dispose of, licence, permit a Lien (other than a Company Permitted Lien) to be created on or agree to sell, dispose of, licence, permit a Lien (other than a Company Permitted Lien) to be created on or otherwise transfer (subject to Company Permitted Liens) any interest in a Principal Company Asset;
(ii)    except as disclosed in Schedule 5.1(e)(ii) of the Company Disclosure Letter, the Company shall comply (and cause its Subsidiaries to comply) with its respective material obligations under the Principal Company Assets;
(iii)    except as disclosed in Schedule 5.1(e)(iii) of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, alter, amend or otherwise modify or supplement, or waive any material provision of any Contract in respect of any Principal Company Asset;
(iv)    the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly to take or omit to take any action, or cause or permit any of its Subsidiaries to take or omit to take any action, which would cause any loss or diminishment of any of its contractual rights in respect of the Principal Company Assets, except as would not individually or in the aggregate materially and adversely impact the Company and its Subsidiaries;
(f)    without limiting the generality of Section 5.1(a), the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:
(i)    other than as required by the terms of any Company Warrant, Company Equity Incentive Plan or written employment agreement, issue, sell, grant, award, pledge, dispose of, or permit a Lien (other than a Company Permitted Lien) to be created, or agree to issue, sell, grant, award, pledge, dispose of, or permit a Lien (other than a Company Permitted Lien) to be created, on any Company Shares, or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Company Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, Company Incentive Awards), other than pursuant to the exercise or settlement of any Company Warrant, Company Incentive Awards that are outstanding as of the date hereof and that are disclosed in Schedule (g)(ii) of the Company Disclosure Letter;

(ii)    amend or propose to amend the notice of articles, articles or other constating documents of the Company and its Subsidiaries or the terms of any securities of the Company or any of its Subsidiaries;
(iii)    declare, accrue, set aside or pay any dividend or make any other distribution to Company Shareholders (whether in cash, securities or property or any combination thereof) in respect of any Company Shares or the securities of any of its Subsidiaries;
(iv)    other than in connection with any Pre-Acquisition Reorganization or as disclosed in Schedule 5.1(f)(iv) of the Company Disclosure Letter, split, consolidate or reclassify any outstanding Company Shares or the securities of any of its Subsidiaries or undertake any other capital reorganization;
(v)    redeem, purchase or offer to purchase any Company Shares or other securities of the Company or any shares or other securities of its Subsidiaries, other than (i) in connection with any Pre-Acquisition Reorganization, and (ii) pursuant to the settlement of any Company Incentive Awards that are outstanding as of the date hereof and that are disclosed in Schedule (g)(ii) of the Company Disclosure Letter, in each case in accordance with their terms and except as may be required in connection with a Pre-Acquisition Reorganization;
(vi)    except in connection with a Pre-Acquisition Reorganization or as disclosed in Schedule 5.1(f)(vi) of the Company Disclosure Letter, reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person;
(vii)    except in connection with a Pre-Acquisition Reorganization, reduce the stated capital of the shares of the Company or of any of its Subsidiaries;
(viii)    other than as disclosed in Schedule 5.1(f)(viii) of the Company Disclosure Letter, sell, lease, dispose of, licence, permit a Lien (other than a Company Permitted Lien) to be created on or agree to sell, dispose of, licence, permit a Lien (other than a Company Permitted Lien) to be created on or otherwise transfer (other than through the creation of a Company Permitted Lien) any Other Company Assets or in any interest in any Other Company Assets;
(ix)    other than as otherwise disclosed in Schedule 5.1(f)(ix) of the Company Disclosure Letter, acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment (by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, purchase of any property or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, in any Person, other than acquisitions of assets, equipment and supplies in the ordinary course with a value that does not exceed $5 million (in the aggregate), excluding capital expenditures permitted by Section 5.1(f)(xii);
(x)    incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee or otherwise become responsible for, the obligations of any other Person or make any loans or advances to any Person that is not a Subsidiary of the Company in excess of $5 million (in the aggregate), except (A) in connection with ordinary course working capital needs (including, without limitation, the indebtedness incurred or to be incurred under the Company Credit Facility), or (B) as may be disclosed in Section 5.1(f)(x) of the Company Disclosure Letter;
(xi)    adopt a plan of liquidation or resolutions providing for the winding-up, liquidation or dissolution of the Company or any of its Subsidiaries;
(xii)    other than as disclosed in Schedule 5.1(f)(xii) of the Company Disclosure Letter, pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, liabilities or obligations prior to the same becoming due, other than (A) the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company’s financial statements or incurred in the ordinary course, (B) for an aggregate amount of no greater than $1 million, or (C) payment of any fees related to the Arrangement and that are disclosed in Schedule 5.1(f)(xii) of the Company Disclosure Letter;
(xiii)    waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course, any material Authorization, lease, concession, contract or other document (other than relating to any Contracts relating to the Principal Company Assets, which are governed under Section 5.1(e));
(xiv)    take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted or planned to be conducted;
(xv)    other than (A) as disclosed in Schedule 5.1(f)(xv) of the Company Disclosure Letter, (B) as required by the terms of the Company Equity Incentive Plans in the ordinary course, (C) in accordance with this Agreement or the Plan of Arrangement, or (D) as is necessary to comply with applicable Laws or the current terms of any Contracts or Company Benefit Plans: (1) grant to any Company Employee an increase in compensation in any form, or grant any general salary increase (other than base salary increases for Company Employees in the ordinary course); (2) make any loan to any Company Employee (other than expense reimbursements in the ordinary course); (3) take any action with respect to the grant of any severance, retention, change of control or bonus (or other payment that would be triggered by the transactions contemplated herein) to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any Company Employee, former Company Employee, director, officer, contractor, former contractor or agent of the Company or any of its Subsidiaries, or to any other Person; (4) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Company Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or Company Employees or former directors or former Company Employees; (5) adopt, enter into, establish, modify, amend or terminate any Company Benefit Plan or any benefit plan, program, policy, practice, program, agreement, arrangement, or undertaking that would be a Company Benefit Plan if in effect as of the date of hereof; (6) increase bonus levels or other benefits payable to any director or executive officer; (7) provide for accelerated vesting, removal of restrictions or an exercise of any stock-based or stock-related awards (including stock options); (8) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; (9) hire or engage, or amend the terms of employment or engagement of, any Company Employee or independent contractor with total annual salaries or fees for services (as applicable) exceeding $250,000 (other than to replace any existing Company Employee or dependent or independent contractor performing a similar function on substantially similar annual salaries or fees for services, as applicable); or (10) terminate the employment or engagement of any Company Employees (vice president or above), directors or other material service providers (other than for cause);
(xvi)    save and except in connection with the termination of the Company Credit Facility pursuant to Section 5.8(a), enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction other than in the ordinary course;
(xvii)    materially change the business carried on by the Company and its Subsidiaries, as a whole;
(xviii)    amend its accounting policies or adopt new accounting policies, except as required by concurrent changes in IFRS;
(xix)    knowingly take any action or knowingly permit any inaction or knowingly enter into any transaction (other than the implementation and fulfillment of a Pre-Acquisition Reorganization and actions taken in the ordinary course) that would have the effect of preventing the Purchaser or a Subsidiary of the Purchaser from obtaining a tax cost “bump”, otherwise available, pursuant to paragraphs 88(1)(c) and (d) of the Tax Act in respect of the non-depreciable capital property owned by the Company or a Subsidiary of the Company for the purposes of the Tax Act upon an amalgamation with the Company or such Subsidiary or a winding-up of the Company or such Subsidiary into the Purchaser or a Subsidiary of the Purchaser (or successor by amalgamation to the Purchaser or a Subsidiary of the Purchaser);
(xx)    enter into any Contract or series of Contracts resulting in a new Contract or series of related new Contracts having a term in excess of 12 months and that would not be terminable by the Company or its Subsidiaries upon notice of 90 days or less from the date of the relevant Contract, or that would impose financial obligations on the Company or any of its Subsidiaries in excess of $5 million (in the aggregate) or would otherwise be a Company Material Contract, except as disclosed in Schedule 5.1(f)(xx) of the Company Disclosure Letter;
(xxi)    (A) alter, amend or otherwise modify or supplement, or waive any Company Material Contract with Sandstorm (save for non-material amendments), except as disclosed in Schedule 5.1(f)(xxi) of the Company Disclosure Letter; (B) with respect to any Company Material Contract: (x) to which Sandstorm is not party; and (y) which is not a Contract in respect of a Principal Company Asset, alter, amend, or otherwise modify or supplement or waive any material provision or condition of, any such Company Material Contract (other than the Company Credit Facility pursuant to Section 5.8); (C) enter into any new Company Standstill Agreement; or (D) alter, amend or otherwise modify or supplement, or waive, any Company Indemnity or Payment Agreement;
(xxii)    incur any capital expenditures or enter into any agreement obligating the Company or its Subsidiaries to provide for future capital expenditures involving payments in excess of $1 million (in the aggregate), other than expenditures pursuant to existing commitments and as disclosed in Schedule 5.1(f)(xxii) of the Company Disclosure Letter;
(xxiii)    cause or permit any Subsidiary of the Company to take any action which would render, or which would reasonably be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Company Material Adverse Effect qualifications contained therein); or
(xxiv)    commence, as plaintiff, any legal proceeding before a Governmental Entity that would reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby;

(g)    terminate, let lapse or amend or modify any insurance policy maintained by the Company and its Subsidiaries; and except as contemplated by Section 5.14, the Company shall use its commercially reasonable efforts to cause its and its Subsidiaries’ current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided that, subject to Section 5.14, neither the Company nor any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;
(h)    the Company and each of its Subsidiaries shall:
(i)    duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;
(ii)    timely deduct, withhold, collect, remit and pay all Taxes which are required to be deducted, withheld, collected, remitted or paid by it to the extent due and payable;
(iii)    not make, change or rescind any material election, information return or designation relating to Taxes, except as may be required by applicable Laws;
(iv)    not make a request for a Tax ruling, voluntarily disclose any potential or actual Tax issue to any taxing authority, or enter into or amend any agreement with any taxing authorities, or consent to any extension or waiver of any limitation period with respect to Taxes;
(v)    not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes affecting the Company or any of its Subsidiaries (other than the payment, discharge or satisfaction of liabilities reflected in or reserved against in the audited consolidated financial statements of the Company for the year ended December 31, 2024);
(vi)    not surrender any right to claim any abatement, reduction, deduction, exemption, credit or refund in respect of Taxes;
(vii)    not enter into any Tax Sharing Agreement;
(viii)    terminate all Tax Sharing Agreements without further liability to Purchaser, the Company, or its Subsidiaries following the Effective Time;
(ix)    not amend any Tax Return or change any of its methods or periods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2024, except as may be required by applicable Laws; and
(x)    keep the Purchaser reasonably informed of any events, discussions, correspondence or other action with respect to any Tax audit, investigation or assessment (other than ordinary course communications which could not reasonably be expected to be material to the Company and its Subsidiaries); and
(i)    the Company shall not authorize, agree or otherwise commit to do any of the matters otherwise prohibited by this Section 5.1.
5.2    Covenants of the Company Relating to the Arrangement
The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, it shall, and shall cause its Subsidiaries to perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and the Company shall, and shall cause its Subsidiaries to:
(a)    other than in respect of the Regulatory Approvals, which shall be governed by Section 5.9, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it or its Subsidiaries relating to the Arrangement;
(b)    use its commercially reasonable efforts to obtain all third party consents, approvals and notices required to complete the transactions contemplated by this Agreement under any of the Company Material Contracts (other than the Company Credit Facility);
(c)    upon reasonable consultation with the Purchaser, use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Company challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;
(d)    other than in respect of the Regulatory Approvals, which shall be governed by Section 5.9, use commercially reasonable efforts to satisfy all conditions precedent in Section 6.1 and Section 6.2 of this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement to the extent same is within its control;
(e)    cooperate with, and provide commercially reasonable assistance to, Purchaser in the preparation of an election by the Company pursuant to subparagraph (c)(i) of the definition of “public corporation” contained in subsection 89(1) of the Tax Act such that the Company ceases to be a “public corporation” for the purposes of the Tax Act;

(f)    not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement, provided that for the avoidance of doubt nothing in this Section 5.2(f) shall require the Company to (w) change the time for performance of any of the obligations or acts of the Purchaser or AcquireCo; (x) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto; (y) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Purchaser or AcquireCo; or (z) waive compliance with or modify any conditions in Section 6.1 or Section 6.3;
(g)    use its and their commercially reasonable efforts to procure, effective as of the Effective Time, resignations and mutual releases in form and substance satisfactory to the Company and the Purchaser, acting reasonably, from the directors and officers of the Company and its Subsidiaries (other than any directors and officers who will be continuing their employment or services with the Company or the Purchaser after the Effective Time);
(h)    promptly (and, in any event, within 24 hours) notify the Purchaser of:
(i)    any Company Material Adverse Effect or change, effect, event, occurrence or state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(ii)    any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is required in connection with this Agreement or the Arrangement; or
(iii)    any material proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries in connection with this Agreement or the Arrangement. The Company shall give Purchaser a reasonable opportunity to participate in the defense or settlement of any substantive shareholder litigation against the Company or its directors or officers relating to the Arrangement, and no such settlement shall be agreed to without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.
5.3    Covenants of the Company Relating to TSXV Delisting
Prior to the Effective Date, the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the TSXV to cause the delisting of the Company Shares from the TSXV as promptly as practicable after the Effective Time.

5.4    Covenants of the Purchaser and AcquireCo Relating to the Arrangement
Each of AcquireCo and the Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, it shall and shall cause its Subsidiaries to perform all obligations required to be performed by it or any of its Subsidiaries under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and each of AcquireCo and the Purchaser shall, and shall cause its Subsidiaries to:
(a)    other than in respect of the Regulatory Approvals, which shall be governed by Section 5.9, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it or its Subsidiaries relating to the Arrangement;
(b)    use its commercially reasonable efforts to obtain all third party consents, approvals and notices required to complete the transactions contemplated by this Agreement;
(c)    upon reasonable consultation with the Company, use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against AcquireCo or the Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;
(d)    other than in respect of the Regulatory Approvals, which shall be governed by Section 5.9, use commercially reasonable efforts to satisfy all conditions precedent in Section 6.1 and Section 6.3 of this Agreement to the extent the same is within its control and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;
(e)    not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement, provided that for the avoidance of doubt nothing in this Section 5.4(e) shall require the Purchaser to (w) change the time for performance of any of the obligations or acts of the Company; (x) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto; (y) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Company; or (z) waive compliance with or modify any conditions in Section 6.1 or Section 6.2;
(f)    promptly (and, in any event, within 24 hours) notify the Company of:
(i)    any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement,

amendment or confirmation) of such Person (or another Person) is required in connection with this Agreement or the Arrangement; or
(ii)    any material proceedings commenced or, to the knowledge of the Purchaser, threatened against, relating to or involving or otherwise affecting the Purchaser or any of its Subsidiaries in connection with this Agreement or the Arrangement.
5.5    Covenants of the Purchaser Relating to the Sandstorm Arrangement
(a)    The Purchaser shall not, without the prior written consent of the Company, which shall not be unreasonably withheld or delayed, take any action that would amend the Sandstorm Arrangement Agreement for any of the following purposes:
(i)    so that the Outside Date (as such term is defined in the Sandstorm Arrangement Agreement) becomes a date that is later than January 6, 2026;
(ii)    so that the consideration payable to the securityholders of Sandstorm is decreased;
(iii)    so that the covenants of the Purchaser and AcquireCo in Section 5.6 of the Sandstorm Arrangement Agreement are amended to make such covenants less burdensome on either of the Purchaser or AcquireCo;
(iv)    so that the conditions to closing are amended in any material respect; or
(v)    so that the termination rights of either party to the Sandstorm Arrangement Agreement are amended in any material respect.
(b)    The Purchaser shall, subject to compliance with applicable Laws, provide information reasonably requested by the Company regarding the status of the Sandstorm Arrangement and the Sandstorm Arrangement’s progress towards consummation, including by providing the Company with a reasonable opportunity to discuss the same with the Purchaser, provided, however, that the Purchaser shall not be required to provide the Company with any information that would violate any contractual obligation of the Purchaser or the Purchaser’s Subsidiaries or breach, contravene or violate any applicable Law.
5.6    Covenants of the Parties Relating to Incentive Awards
The Parties acknowledge that no amount will be deducted by the Company or any Person not dealing at arm’s length with the Company in respect of any payment to or for the benefit of a holder of Company Options in respect of the Company Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act), in computing the taxable income of the Company or any Person not dealing at arm’s length with the Company for purposes of the Tax Act, and the Company shall, with respect to each such holder of Company Options: (i) make an election pursuant to subsection 110(1.1) of the Tax Act and any equivalent provision under the relevant provincial legislation in respect of the cash payments made in exchange for the surrender of Company Options; and (ii) provide evidence in writing of such election to holders of Company Options.

5.7    Control and Supervision of the Company and the Purchaser
Nothing in this Agreement shall give one Party, directly or indirectly, the right to direct or control the other Party’s business or operations prior to the Effective Date. Prior to the Effective Date, each Party shall exercise, consistent with the terms of this Agreement, complete control and supervision over its own business and operations. Nothing in this Agreement, including any of the restrictions set forth herein, shall be interpreted in such a way as to place any Party in violation of Law.
5.8    Termination of Company Credit Facility
(a)    The Company shall deliver to the Purchaser at least two business days prior to the Effective Date a payout statement in form reasonably satisfactory to the Purchaser, setting forth, if applicable, the total amounts payable pursuant to the Company Credit Facility (if any) to fully satisfy all principal, interest, fees, costs, and expenses owed to each holder of indebtedness under the Company Credit Facility (including to fully cash collateralize all outstanding cash management obligations, letters of credit, bankers’ acceptances and hedging arrangements under the Company Credit Facility or with a lender under the Company Credit Facility or an affiliate of such lender, which may be satisfied by the Company) as of the anticipated Effective Date (and any applicable per diem amounts), together with appropriate wire instructions, together with a release and discharge from the administrative agent under the Company Credit Facility that upon payment in full of all such amounts owed to the administrative agent, the lenders under the Company Credit Facility and affiliates of such lenders (if any), (i) all indebtedness under such Company Credit Facility shall be discharged and satisfied in full (other than contingent obligations not then due, obligations which survive the termination of the Company Credit Facility and obligations in respect of cash management agreements, letters of credit, bankers’ acceptances and hedging arrangements with respect to which arrangements will be made to the satisfaction of the applicable cash management counterparties, issuing banks and hedge counterparties, respectively, and the Purchaser and the Company), (ii) all loan documents entered into in connection with the Company Credit Facility shall be terminated with respect to the Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets of which secure such indebtedness, if applicable) and (iii) all Liens on the Company and its Subsidiaries and their respective assets relating to the Company Credit Facility (other than Liens securing obligations in respect of cash management obligations, letters of credit, bankers’ acceptances and hedging arrangements that may survive pursuant to the terms of such payoff letter) shall be released and terminated, together with an undertaking to deliver any applicable documents necessary to evidence the release and termination of such Liens and any guarantees by the Company and its Subsidiaries in respect of the Company Credit Facility.

(b)    The Purchaser shall make adequate arrangements, and the Company shall cooperate with the Purchaser in making such arrangements, such that all outstanding indebtedness under the Company Credit Facility, as described in Section 5.8(a), shall be repaid in full by the Purchaser to the appropriate lenders so as to permit the full repayment and termination of the Company Credit Facility as contemplated therein concurrent with the Effective Time.
5.9    Regulatory Approvals
(a)    Each of the Purchaser and the Company will, and will cause their respective Subsidiaries to, use commercially reasonable efforts to obtain the Regulatory Approvals as promptly as practicable and in any event so as to allow the Effective Time to occur before the Outside Date. Without limiting the generality of the foregoing unless mutually agreed to in writing otherwise between the Purchaser and the Company, with respect to the transactions contemplated by this Agreement:
(i)    the Purchaser shall, within 10 business days of the date of this Agreement, file with the Commissioner a request for an Advance Ruling Certificate or, in the alternative, a No Action Letter; and
(ii)    if the Competition Act Approval is not obtained within 16 calendar days following the aforementioned filing by the Purchaser, any time thereafter either the Purchaser or the Company may notify the other in writing of its intention to file a complete pre-merger notification form pursuant to Section 114 of the Competition Act, in which case the Purchaser and the Company shall each file its respective pre-merger notification form within 10 business days after having received such written notice.
(b)    The Purchaser and the Company will, and will cause their respective Subsidiaries to, use commercially reasonable efforts to promptly furnish to any applicable Governmental Entity all additional information, documents or other materials that may be requested by any such Governmental Entity in connection with the Regulatory Approvals.
(c)    The Purchaser and the Company will, and will cause their respective Subsidiaries to, coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 5.9, including (i) providing each other with advance copies of and a reasonable opportunity to comment on all notices, filings, requests, submissions and other documents or information to be supplied to or filed with any Governmental Entity in connection with the Regulatory Approvals and considering in good faith any suggestions made by the other Party with respect to such notices, filings, requests, submissions and other documents or information; (ii) promptly providing each other with final copies of all notices, filings, requests, submissions and other documents or information supplied to or filed with any Governmental Entity and all notices, correspondence or other documents or information received from any Governmental Entity in connection with the Regulatory Approvals; (iii) keeping the other Party and their respective counsel fully apprised of all written (including email) and oral communications and all meetings with any Governmental Entity in connection with the Regulatory Approvals, and, unless participation by a Party is prohibited by applicable Law or by such Governmental Entity, neither Party will engage in any such communications or meetings with a Governmental Entity without first giving the other Party or its external counsel a full and reasonable opportunity to participate; and (iv) providing the other Party, at a Party’s reasonable request, with any information that is in the first Party’s possession, or under its direction or control, that may be required or useful in connection with the matters in this Section 5.9.
(d)    To the extent that any information or documentation to be provided by one Party to the other Party pursuant to this Section 5.9 is, in the reasonable view of the disclosing Party, competitively sensitive, the disclosing Party may supply such information or documentation on an “external counsel only basis” (or otherwise on a restricted basis at the disclosing Party’s sole discretion) and such receiving Party will not request or otherwise receive such information from any Persons to whom the disclosed information or documentation has been provided, while the disclosing Party shall provide a redacted version of any such materials to the receiving Party.
(e)    The Parties, acting reasonably and diligently, will mutually determine and direct the efforts and strategy to obtain the Regulatory Approvals, provided, however, that, in the event of a disagreement between the Purchaser and Company regarding the strategy to obtain the Regulatory Approvals, the Purchaser shall make available its Chief Executive Officer to discuss the strategy with the Chief Executive Officer (or any other Person nominated by the Chief Executive Officer) of the Company and the Purchaser’s Chief Executive Officer shall give good faith consideration to the Company’s views before making a final decision, acting reasonably, on the strategy to take to obtain the Regulatory Approvals.
(f)    For greater certainty, and notwithstanding anything to the contrary in this Agreement, in connection with obtaining the Key Regulatory Approvals, the Purchaser will not be required to offer, negotiate, effect or agree to: (A) the sale, divestiture, licensing or other disposition of all or any part of the businesses or assets of the Purchaser, the Company or any affiliate thereof; (B) the termination of any existing contractual rights, relationships and obligations or entry into, or amendment, of any licensing arrangements; (C) the taking of any action that, after consummation of the transactions contemplated by this Agreement, would limit the freedom of action of, or impose any other requirement on the Purchaser, the Company or any affiliate thereof with respect to the operation of one or more of the businesses or the assets of the Purchaser, the Company or any affiliate thereof; and (D) complete the transactions contemplated by this Agreement into a hold separate arrangement.
(g)    The Purchaser and the Company shall (and shall cause their respective Subsidiaries to, as applicable) file, as promptly as practicable but in any event within 30 business days after the date of this Agreement or such other date as the Purchaser and the Company may reasonably agree, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any other Regulatory Approvals and which is not otherwise explicitly addressed in this Section 5.9.
(h)    The Purchaser and the Company each will pay half of any filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Regulatory Approvals.
(i)    AcquireCo, the Purchaser and the Company shall not (and shall cause their respective Subsidiaries not to) enter into any transaction, investment, agreement, arrangement or joint venture or take any other action or fail or refrain from taking any commercially reasonable action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Regulatory Approvals.
(j)    AcquireCo, the Purchaser and the Company shall use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to defend any judicial or administrative action or similar proceeding instituted (or threatened to be instituted) or pending by or before any Governmental Entity under any Law and to have any such action or proceeding withdrawn or discontinued and any stay, restraining order, injunction or similar order entered by any Governmental Entity vacated, lifted, reversed, or overturned.
(k)    If the Purchaser elects to submit a notification under section 12 of the Investment Canada Act prior to the Effective Date, it shall do so within 10 business days of the date of this Agreement.
5.10    Employment Matters
(a)    Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause, and cause its Subsidiaries to cause, directors and officers of the Company and its Subsidiaries (other than any directors or officers who will be continuing their employment or services with the Company or the Purchaser after the Effective Time) to enter into mutual releases with the Company and its Subsidiaries of all claims against the other, in form and substance satisfactory to the Company and the Purchaser, acting reasonably, excluding any claims arising from (i) any rights to indemnity that the director or officer (including, for the avoidance of doubt, vice presidents and above) may have under applicable Law, including the BCBCA or the articles of the Company, or any agreement with the Company, (ii) any rights to contribution or indemnification that the director may have with respect to coverage under any applicable director’s and officer’s insurance policy of the Company and (iii) any amounts payable pursuant to the Arrangement.
(b)    As of and from the Effective Time, the Purchaser shall cause the Company, its Subsidiaries and any successor to the Company to honour and fully comply with the terms of all of the severance, change of control, termination or other payment obligations of the Company or its Subsidiaries under the existing employment, consulting, change of control and severance agreements of the Company or its Subsidiaries which are disclosed in the Company Disclosure Letter.
5.11    Pre-Acquisition Reorganization
(a)    Subject to Section 5.11(b), the Company shall use commercially reasonable efforts to effect such reorganization of its business, operations, Subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as the Purchaser may reasonably request prior to the Effective Date, reasonably cooperate with the Purchaser in structuring, planning and implementing any such Pre-Acquisition Reorganization, and the Plan of Arrangement, if required, shall be modified accordingly in a manner acceptable to the Company, acting reasonably; provided, however, that the Pre-Acquisition Reorganization:
(i)    will not prejudice the Company or the Company Securityholders;
(ii)    would not impede or materially delay the consummation of the Arrangement;
(iii)    does not require the approval of any of the Company Securityholders (other than the approval of the Arrangement Resolution);
(iv)    is effected as close as reasonably practicable prior to the Effective Time, and, in any event, after all Regulatory Approvals have been obtained;
(v)    shall not be effected until after the Purchaser has waived or confirmed that all of the conditions stipulated in the Purchaser’s favour under Section 6.1 and Section 6.2 have been satisfied, and has confirmed in writing that the Purchaser is prepared to promptly and without condition proceed to effect the Arrangement;
(vi)    does not require any filings with, notifications to or approvals of any Governmental Entity or third party which may not be made, effected or obtained prior to the Effective Date;
(vii)    can be unwound in the event the Arrangement is not consummated without adversely affecting, or being prejudicial to, the Company, its Subsidiaries or the Company Securityholders;
(viii)    does not result in a change of control, default or acceleration of any of the Company’s existing credit facilities, except as otherwise triggered by the Arrangement and the transactions contemplated herein;
(ix)    does not unreasonably interfere with the Company’s operations prior to the Effective Time;
(x)    does not result in any breach by the Company or any of its Subsidiaries of any Company Material Contract or Authorization material to the Company or any breach by the Company of the Company’s constating documents or by any of its Subsidiaries of their respective organizational documents or Law; and
(xi)    does not require the Company or its Subsidiaries to take any action that could reasonably be expected to result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Company Shareholder, any holder of Company Incentive Awards or any holder of Company Warrants incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization.
(b)    Subject to the terms of this Agreement, the Company shall use its commercially reasonable efforts to obtain any consents required to effect each Pre-Acquisition Reorganization. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization (which notice will include full particulars of all material steps and transactions with respect to such Pre-Acquisition Reorganization) at least 15 business days prior to the Effective Date.
(c)    If this Agreement is terminated (other than by the Purchaser pursuant to Section 8.2(a)(iii)(A)), the Purchaser shall:
(i)    forthwith reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses incurred by the Company and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization, including all amounts relating to the considering, effecting, voiding, reversing or unwinding of a Pre-Acquisition Reorganization; and
(ii)    indemnify and hold harmless the Company, its Subsidiaries and their respective officers, directors, employees, agents, advisors and Representatives from and against any and all liabilities, losses, damages, claims, penalties, interests, awards, judgements and Taxes suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization, including to reverse, terminate, modify or unwind any Pre-Acquisition Reorganization.
(d)    The Purchaser acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached. The Purchaser and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For the avoidance of doubt, the Company shall not be liable for the failure of the Purchaser to benefit from any anticipated Tax efficiency as a result of a Pre-Acquisition Reorganization.

5.12    Filings
The Parties will cooperate reasonably and in good faith to determine whether the transactions set out in this Agreement and any related transactions are required to be reported to any applicable taxing authority pursuant to section 237.3 or 237.4 of the Tax Act (or any provisions of similar effect) and, if so, the Parties shall cooperate to make such reporting in a comprehensive and timely manner, in the form required by such Law. The Parties may request reasonable representations and warranties from each other to the extent necessary to establish any factual matters relevant to the determination of whether reporting is required and the content of such reporting.
5.13    Access to Information; Confidentiality
(a)    From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, afford to the Purchaser and to its Representatives such access as the Purchaser may reasonably require at all reasonable times, to the Company’s officers, employees, agents, properties, books, records and Contracts (including Tax Returns and Tax work papers), and shall furnish the Purchaser with all data and information as the Purchaser may reasonably request, provided that the Company shall not be required to afford such access or furnish such information to the extent that the Company believes, in its reasonable good faith judgment, that doing so would (i) result in the loss of attorney-client, work product or other privilege, (ii) result in the disclosure of any trade secrets of third parties or violate any obligations of the Company or any of the Company’s Subsidiaries with respect to confidentiality to any third party, or otherwise breach, contravene or violate any such effective Contract to which the Company or any Subsidiary of the Company is a party, or (iii) breach, contravene or violate any applicable Law. Without limiting the foregoing, during such period, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, afford the Purchaser and its Representatives such access to the Company Employees, the assets and property of the Company and its Subsidiaries and the data, information and records (including data, information and records relating to Company Employees and such monthly reports with respect to the operations of the Company and its Subsidiaries as the Purchaser may reasonably request) as is reasonably necessary in order for the Purchaser to observe the Company’s operations, to facilitate the closing of the Arrangement and the transition of the business of the Company and its Subsidiaries to the Purchaser; provided that any such access shall be during normal business hours upon reasonable advance notice to the Company, under the supervision of the Company’s personnel and in such a manner as not to interfere with the conduct of the Company’s business or any other businesses of the Company. All such access shall be at the sole risk of the Purchaser and its Representatives.
(b)    The Purchaser and the Company acknowledge and agree that information furnished pursuant to this Section 5.13 shall be subject to the terms and conditions of the Confidentiality Agreement.

5.14    Insurance and Indemnification
(a)    All rights to indemnification existing in favour of the present and former directors and officers of the Company (each such present or former director or officer of the Company being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”), as provided for in agreements to which the Company or any of its Subsidiaries is a party and that are in effect as of the date hereof (as set forth in Schedule 5.14(a) to the Company Disclosure Letter) and as of the Effective Time, will survive and continue in full force and effect and without modification provided that copies of all Company Indemnity or Payment Agreements have been provided to the Purchaser prior to the date hereof, and the Company and any successor to the Company shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.
(b)    Prior to the Effective Time, notwithstanding any other provision hereof, the Company shall purchase customary prepaid non-cancellable “tail” directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing coverage no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date, and the Purchaser will, or will cause the Company and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date, provided that the total cost of such “tail” directors’ and officers’ liability insurance shall not exceed 400% of the current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by the Company and its Subsidiaries. As of and from the Effective Time, the Purchaser shall, or shall cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date.
(c)    If the Company or the Purchaser or any of their respective successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other Person and shall not be the continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of the Company or the Purchaser, as the case may be, shall assume all of the obligations of the Company or the Purchaser, as applicable, set forth in this Section 5.14.
(d)    The provisions of this Section 5.14 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 5.14 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.
ARTICLE 6
CONDITIONS
6.1    Mutual Conditions Precedent
The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived, in whole or in part, with the mutual consent of the Parties:
(a)    the Arrangement Resolution shall have been approved and adopted by the Company Securityholders at the Company Meeting in accordance with the Interim Order;
(b)    the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;
(c)    all of the Key Regulatory Approvals shall have been obtained and shall remain in full force and effect;
(d)    there shall be no Law in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement; and
(e)    this Agreement shall not have been terminated in accordance with its terms.
6.2    Additional Conditions Precedent to the Obligations of the Purchaser
The obligations of AcquireCo and the Purchaser to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of AcquireCo and the Purchaser and may be waived by AcquireCo and the Purchaser, in whole or in part, at any time):
(a)    all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects and AcquireCo and the Purchaser shall have received a certificate of the Company addressed to AcquireCo and the Purchaser and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;
(b)    (i) the representations and warranties of the Company set forth in this Agreement (other than as contemplated in clauses (ii) and (iii)) shall be true and correct in all respects, without regard to any materiality or Company Material Adverse Effect qualifications contained in them, as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company set forth in Sections (a), (b), (c)(i)(A)(1) and (t)(v) of Schedule D shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and (iii) the representations and warranties of the Company set forth in Sections (d)(i), (g) and (gg) of Schedule D shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and AcquireCo and the Purchaser shall have received a certificate of the Company addressed to AcquireCo and the Purchaser and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same;
(c)    the Sandstorm Arrangement Agreement shall have been entered into and shall remain in full force and effect; unless Sandstorm has terminated the Sandstorm Arrangement Agreement pursuant to Section 9.2(a)(iv)(A) thereof in which case this condition shall not apply;
(d)    provided that the Sandstorm Arrangement Agreement has not been terminated by Sandstorm pursuant to Section 9.2(a)(iv)(A) thereof, the conditions precedent to the obligations of the Purchaser set forth in Section 6.1 and Section 6.2 of the Sandstorm Arrangement Agreement (other than Section 6.2(c) and Section 6.2(e) of the Sandstorm Arrangement Agreement) shall have been satisfied or waived by the Purchaser and AcquireCo as of the Effective Time; provided that the failure of any of the foregoing conditions set forth in the Sandstorm Arrangement Agreement to be satisfied or waived is not due to the Purchaser having breached any of its representations, warranties, covenants or obligations under this Agreement;
(e)    any waivers, amendments, consents, permits, approvals, releases, licences or authorizations under or pursuant to the Company Material Contracts set out in Schedule 6.2(e) of the Company Disclosure Letter will have been obtained on terms which are satisfactory to the Purchaser, acting reasonably;
(f)    any notices set out in Schedule 6.2(f) of the Company Disclosure Letter have been delivered, to the extent required, in form and substance satisfactory to the Purchaser, acting reasonably;
(g)    provided that the Purchaser has complied with its obligations hereunder in all material respects including, without limitation, under Section 5.9, there shall not be pending or threatened any order or proceeding by any Governmental Entity or any other person that is reasonably likely to result in any:
(i)    prohibition or restriction on the acquisition by the Purchaser of any Company Shares or the completion of the Arrangement or any Person obtaining from any of the Parties any material damages directly in connection with the Arrangement;
(ii)    prohibition or material limit on the ownership by the Purchaser of the Company or any material portion of its businesses; or
(iii)    imposition of limitations on the ability of the Purchaser to complete the Arrangement or acquire or hold, or exercise full rights of ownership of, any Company Shares, including the right to vote such Company Shares;
(h)    between the date hereof and the Effective Time, there shall not have occurred a Company Material Adverse Effect that is continuing as of the Effective Time; and
(i)    Dissent Rights shall not have been exercised (or, if exercised, not withdrawn) with respect to more than 10% of the issued and outstanding Company Shares.
6.3    Additional Conditions Precedent to the Obligations of the Company
The obligation of the Company to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Company and may be waived by the Company, in whole or in part, at any time):
(a)    all covenants of the Purchaser and AcquireCo under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser and AcquireCo, as applicable, in all material respects and the Company shall have received (i) a certificate of the Purchaser, addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by a senior executive officer (on the Purchaser’s behalf and without personal liability), confirming the same with respect to the Purchaser as of the Effective Date; and (ii) a certificate of AcquireCo, addressed to the Company and dated the Effective Date, signed on behalf of AcquireCo by a senior executive officer (on AcquireCo’s behalf and without personal liability), confirming the same with respect to AcquireCo as of the Effective Date;
(b)    the representations and warranties of the Purchaser and AcquireCo set forth in this Agreement shall be true and correct in all respects, without regard to any materiality qualifications contained in them, as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not materially impede, interfere with, prevent or delay the completion of the Arrangement, and the Company shall have received (i) a certificate of the Purchaser addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by a senior executive officer of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same with respect to the Purchaser and (ii) a certificate of AcquireCo addressed to the Company and dated the Effective Date, signed on behalf of AcquireCo by a senior executive officer of AcquireCo (on AcquireCo’s behalf and without personal liability), confirming the same with respect to AcquireCo; and
(c)    the Purchaser shall have complied with its obligations under Section 2.11, and the Depositary shall have confirmed to the Company its receipt of sufficient funds in escrow to satisfy the aggregate Consideration payable pursuant to the Plan of Arrangement.
6.4    Satisfaction of Conditions
The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into among AcquireCo, the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.11 shall be released from escrow at the Effective Time without any further act or formality required on the part of any Person.
ARTICLE 7
ADDITIONAL AGREEMENTS OF THE COMPANY REGARDING
COMPANY ACQUISITION PROPOSALS
7.1    Non-Solicitation by the Company
(a)    Except as expressly provided in this Article 7, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.2, the Company shall not, and shall cause its Subsidiaries not to, and neither shall authorize any of their respective Representatives to and each shall direct their respective Representatives not to, on behalf of the Company and any Subsidiary, as applicable:
(i)    solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Company Acquisition Proposal;
(ii)    engage or participate in any discussions or negotiations with any Person (other than the Purchaser or its affiliates) in respect of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Company Acquisition Proposal, provided that the Company may (A) advise any Person of the restrictions of this Agreement, (B) clarify the terms of any inquiry, proposal or offer in order to determine if it may reasonably be expected to result in a Company Superior Proposal, and (C) advise any Person making a Company

Acquisition Proposal that the Company Board has determined that such Company Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Company Superior Proposal;
(iii)    approve or authorize, or cause or permit the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Company Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with Section 7.3(c)); or
(iv)    (A) adopt, approve, publicly endorse or publicly recommend or publicly propose to adopt, approve, endorse or recommend, any Company Acquisition Proposal, (B) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the Purchaser, the Company Board Recommendation, (C) if a Company Acquisition Proposal has been publicly disclosed, fail to (I) publicly recommend against any such Company Acquisition Proposal within five business days after the Purchaser’s written request that the Company or the Company Board do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to the Purchaser, such rejection of such Company Acquisition Proposal) and (II) reaffirm the Company Board Recommendation within such five business day period (or, with respect to any Company Acquisition Proposal or any material amendment, revision or change to the terms of any such previously publicly disclosed Company Acquisition Proposal that is publicly disclosed within the last five days immediately prior to the then-scheduled Company Meeting, fail to take the actions referred to in this clause (C), with references to the applicable five business day period being replaced with three business days), (D) fail to include the Company Board Recommendation in the Company Circular, (E) make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Company Board of the transactions contemplated hereby, (F) permit the Company to accept or enter into any Contract requiring the Company to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person proposing a Company Acquisition Proposal in the event that the Company completes the transactions contemplated hereby or any other transaction with the Purchaser or any of its affiliates or (G) commit or agree to do any of the foregoing (each a “Company Change in Recommendation”).
(b)    The Company shall, and shall cause its Subsidiaries and each shall direct their respective Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any

Person (other than the Purchaser or its affiliates) with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Company Acquisition Proposal and, in connection therewith, the Company will discontinue access to any of its and its Subsidiaries’ confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise, in each case, except as permitted by this Agreement) and shall as promptly as reasonably practicable request, and use commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise rights that they have) to require the return or destruction of all confidential information regarding the Company and its Subsidiaries provided in the preceding 12-month period in connection therewith (to the extent such information has not already been returned or destroyed and shall use its commercially reasonable efforts to confirm that such requests are complied with in accordance with the terms of such rights) and shall, on the request of the Purchaser, provide written confirmation that it has done so. The Company shall not, and shall not authorize or permit any of its Subsidiaries to, directly or indirectly, amend, modify or release any third party from any confidentiality, non-solicitation or standstill agreement (or standstill provisions contained in any such agreement) to which such third party is a party (it being understood that the automatic termination or release of any standstill provisions contained in any such agreements as a result of the entering into or announcement of this Agreement shall not be a violation of this Section 7.1(b), or terminate, modify, amend or waive the terms thereof).
(c)    For the avoidance of doubt, any act or omission of the Company Board (including any committee thereof), the Company, any Subsidiary of the Company or any of its or their respective affiliates, directors, officers, employees, legal counsel, accountants, or financial or other advisors, that would constitute a violation of the restrictions set forth in this Section 7.1 if carried out or failed to be carried out, as the case may be, by the Company Board (including any committee thereof), shall constitute a breach of this Section 7.1 by the Company.
7.2    Notification of Company Acquisition Proposals
If the Company or any of its Subsidiaries or any of their respective Representatives receives (x) any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Company Acquisition Proposal or (y) any request for non-public information relating to the Company or any of its Subsidiaries or access to the properties, books or records of the Company or any Subsidiary in connection with any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Company Acquisition Proposal, then the Company shall promptly notify the Purchaser orally and then as soon as reasonably practicable thereafter (and, in any event, within 24 hours) in writing of such Company Acquisition Proposal, inquiry, proposal, offer or request and shall indicate the identity of the Person or group of Persons making such proposal, inquiry or contact and all material terms and conditions thereof and shall provide a copy of any such Company Acquisition Proposal, inquiry, proposal, offer or request and unredacted copies of all material written communications (and a summary of all substantive discussions) related thereto. The Company shall keep the Purchaser promptly (and in any event within 24 hours) informed of the status, including any change to the material terms, of any such Company Acquisition Proposal, inquiry, proposal, offer or request. The Company agrees that it will not, directly or indirectly, enter into any agreement with any Person which directly or indirectly prohibits the Company from providing any information to the Purchaser in accordance with, or otherwise complying with, this Article 7.
7.3    Responding to Company Acquisition Proposals
Notwithstanding Section 7.1, if, prior to the approval of the Arrangement Resolution by the Company Securityholders, the Company receives a bona fide written Company Acquisition Proposal, the Company may (x) engage in or participate in discussions or negotiations with the Person or group of Persons making such Company Acquisition Proposal, (y) provide such Person or group of Persons non-public information relating to the Company or any of its Subsidiaries or access to the properties, books or records of the Company or any Subsidiary, and (z) share any information relating to the Company Acquisition Proposal with Sandstorm and participate in and facilitate discussions between Sandstorm and such Person or group of Persons with respect to an acquisition proposal with respect to Sandstorm, if and only if:
(a)    such Company Acquisition Proposal did not result from a breach of Section 7.1 by the Company in any material respect;
(b)    the Company Board first determines, in good faith after consultation with the Company’s legal and financial advisors, that such Company Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Company Superior Proposal and has provided the Purchaser with written notice of such determination;
(c)    the Company Board first determines, in good faith after consultation with the Company’s legal advisors, that the failure to participate in such discussions or negotiations or to disclose such non-public information to such third party would be inconsistent with the fiduciary duties of the Company Board directors under applicable Law; and
(d)    prior to providing any such information, copies, access or disclosures, (i) the Company enters into a confidentiality agreement with such Person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms not materially less stringent than the Confidentiality Agreement, (ii) the Company provides the Purchaser with a true, complete and final executed copy of such confidentiality agreement, and (iii) any such copies, access or disclosure provided to such Person shall have already been or shall concurrently be provided to the Purchaser.
7.4    Superior Proposals and Right to Match
(a)    Notwithstanding any other provision of this Agreement, if, prior to the approval of the Arrangement Resolution by the Company Securityholders, the Company receives a written Company Acquisition Proposal that the Company Board (after consultation from the Company’s legal and financial advisors) determines in good faith constitutes a Company Superior Proposal, the Company Board may make a Company Change in Recommendation and/or enter into a definitive agreement (a “Company Proposed Agreement”) with respect to such Company Superior Proposal if and only if:

(i)    such Company Acquisition Proposal did not result from a breach of Section 7.1 by the Company in any material respect;
(ii)    prior to making a Company Change in Recommendation and/or entering into a Company Proposed Agreement, the Company has provided the Purchaser with a notice in writing (a “Company Superior Proposal Notice”), which notice shall contain (A) a statement as to the intention of the Company Board to determine such Company Acquisition Proposal constitutes a Company Superior Proposal, (B) the value in financial terms that the Company Board has determined should be ascribed to any non-cash consideration offered (other than securities consideration for which a “liquid market” exists, within the meaning of MI 61-101, at the time of the delivery of such notice) under such Company Superior Proposal, (C) a copy of any Company Proposed Agreement relating to such Company Superior Proposal, and (D) copies of any material financing documents provided to the Company in connection therewith (with customary redactions);
(iii)    at least five business days (the “Matching Period”) shall have elapsed from the date that the Purchaser received the Company Superior Proposal Notice;
(iv)    during the Matching Period, the Purchaser shall have had the opportunity (but not the obligation) to propose amendments to the terms of the Arrangement in accordance with Section 7.4(b);
(v)    after the Matching Period, the Company Board (after consultation with the Company’s legal and financial advisors) has determined in good faith that such Company Acquisition Proposal continues to constitute a Company Superior Proposal compared to any proposed amendments to the terms of the Arrangement by the Purchaser and has (A) provided the Purchaser with material details of the basis on which such determination was made and (B) determined in good faith that failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law; and
(vi)    prior to or concurrently with entering into such Company Proposed Agreement, if applicable, the Company shall have terminated this Agreement pursuant to Section 8.2(a)(iv)(B) and shall have paid to the Purchaser the Company Termination Payment pursuant to Section 8.4(c)(ii).
(b)    The Company acknowledges and agrees that, during the Matching Period, (i) the Purchaser shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement, (ii) the Company shall negotiate in good faith with the Purchaser to enable the Purchaser to make such amendments to the terms of the Arrangement as would enable the Purchaser to proceed with the Arrangement and any related transactions on such amended terms, and (iii) the Company Board shall review any proposal by the Purchaser to amend the terms of the Arrangement in order to determine in good faith whether such proposal would result in the Company Acquisition Proposal previously constituting a Company Superior Proposal ceasing to constitute a Company Superior Proposal compared to the proposed amendments to the terms of the Arrangement. If the Company Board determines that the Company Acquisition Proposal would cease to constitute a Company Superior Proposal as compared to the proposed amendments to the terms of the Arrangement, the Company and the Purchaser will promptly amend this Agreement and the Plan of Arrangement to reflect such proposed amendments. If the Company Meeting is scheduled to occur during a Matching Period, the Company may, and upon the written request of the Purchaser the Company shall, adjourn or postpone the Company Meeting to (x) a date specified by the Purchaser in writing that is not later than six business days after the date on which the Company Meeting was originally scheduled to be held or (y), if the Purchaser does not specify such date, to the sixth business day after the date on which the Company Meeting was originally scheduled to be held.
(c)    The Company Board shall promptly reaffirm the Company Board Recommendation by press release after: (i) any Company Acquisition Proposal which the Company Board determines not to constitute a Company Superior Proposal is publicly announced; or (ii) the Company Board determines that a proposed amendment to the terms of the Arrangement pursuant to Section 7.4(b) would result in any Company Acquisition Proposal which has been publicly announced no longer constituting a Company Superior Proposal. The Purchaser and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.
(d)    Nothing contained in this Agreement shall prohibit the Company Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to a Company Acquisition Proposal that it determines is not a Company Superior Proposal if: (i) in the good faith judgment of the Company Board, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board under applicable Law, (ii) the Company provides each of the Purchaser and its legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure, including but not limited to the directors’ circular or otherwise, and (iii) the Company considers all proposed amendments to such disclosure as requested by the Purchaser and its legal counsel, acting reasonably. Nothing in this Agreement shall prevent the Company Board from (x) calling and holding a meeting of Company Shareholders duly requisitioned by Company Shareholders in accordance with the BCBCA, or (y) calling and holding a meeting of Company Securityholders ordered to be held by a court of competent jurisdiction in accordance with Law.
(e)    Each successive amendment or modification of any Company Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof, shall constitute a new Company Acquisition Proposal for the purposes of this Section 7.4.
(f)    The Company shall not become a party to any Contract with any Person subsequent to the date hereof that limits or prohibits the Company from (i) providing or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 7.4 or (ii) providing the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Section 7.4.
ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER
8.1    Term
This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.
8.2    Termination
(a)    This Agreement may be terminated at any time prior to the Effective Time:
(i)    by mutual written agreement of the Company, the Purchaser and AcquireCo;
(ii)    by either the Company or the Purchaser, if:
(A)    the Effective Time shall not have occurred on or before the Outside Date; provided further that the right to terminate this Agreement under this Section 8.2(a)(ii)(A) shall not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date; or
(B)    after the date hereof, there shall have been enacted, made or enforced any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement and such applicable Law, prohibition or enjoinment shall have become final and non-appealable; or
(C)    the Company Securityholder Approval shall not have been obtained at the Company Meeting (or any adjournment(s) or postponement(s) thereof) in accordance with the Interim Order,

except that the right to terminate this Agreement under this Section 8.2(a)(ii)(C) shall not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties in any material respect under this Agreement has been the cause of, or resulted in, the failure to receive the Company Securityholder Approval; or
(iii)    by the Purchaser, if:
(A)    subject to compliance with Section 8.3, (x) a breach of any representation or warranty, or (y) failure to perform any covenant or agreement on the part of the Company set forth in this Agreement (other than Section 7.1), in each case, shall have occurred that would cause the conditions set forth in Sections 6.1 or 6.2 not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date; provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Sections 6.1 or 6.3 not to be satisfied; or
(B)    (1) there is a Company Change in Recommendation or (2) the Company shall have breached Section 7.1 in any material respect; or
(C)    the Sandstorm Arrangement Agreement is terminated in accordance with its terms, provided that the right to terminate this Agreement pursuant to this Section 8.2(a)(iii)(C) shall not be available to the Purchaser if the Sandstorm Arrangement Agreement has been terminated by Sandstorm pursuant to Section 9.2(a)(iv)(A) of the Sandstorm Arrangement Agreement; or
(iv)    by the Company, if:
(A)    subject to compliance with Section 8.3, (x) a breach of any representation or warranty, or (y) failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement, in each case, shall have occurred that would cause the conditions set forth in Sections 6.1 or 6.3 not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause any condition in Sections 6.1 or 6.2 not to be satisfied; or
(B)    prior to the approval of the Arrangement Resolution, the Company wishes to enter into a Company Proposed Agreement with respect to a Company Superior Proposal (other than a confidentiality agreement permitted by Section 7.3); provided that the Company is then in compliance with Article 7 in all material respects and that, prior to or concurrently with such termination, the Company pays the Company Termination Payment pursuant to Section 8.4(c)(ii).
(b)    The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.
(c)    If this Agreement is terminated pursuant to Section 8.1 (as a result of the Effective Time occurring) or Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that: (i) in the event of termination under Section 8.1 as a result of the Effective Time occurring, the provisions of this Section 8.2(c) and Sections 2.13, 2.14, 5.10, 5.11, 5.13, 5.14, 9.1, 9.2, 9.3 and 9.11 and all related definitions set forth in Section 1.1 shall survive for a period of six years thereafter; and (ii) in the event of termination under Section 8.2, the provisions of this Section 8.2(c) and Sections 5.11, 5.13, 8.4, 9.1, 9.2, 9.3, 9.4, 9.5, 9.6 and 9.7 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive indefinitely; provided that, subject to Section 8.4(f), no Party shall be relieved or released from any liabilities or damages arising out of fraud or wilful breach by it of any provision of this Agreement.
8.3    Notice and Cure
(a)    Each Party shall give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement in accordance with its terms and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:
(i)    cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect from the date hereof to the Effective Time; or
(ii)    result in the failure to comply with or satisfy any agreement, covenant or condition to be complied with or satisfied by such Party hereunder prior to the Effective Time, provided, however, that the delivery of any notice pursuant to this Section 8.3 shall not limit or otherwise affect the representations, warranties, covenants and agreements of the Parties (or remedies available hereunder to the Party receiving that notice) or the conditions to the obligations of the Parties under this Agreement.
(b)    No Party may elect to terminate this Agreement pursuant to the conditions set forth herein or any termination right arising therefrom under Section 8.2(a)(iii)(A) or Section 8.2(a)(iv)(A), as applicable, and no payments are payable as a result of such termination pursuant to Section 8.4 unless, prior to the Effective Date, the Party seeking to terminate this Agreement has delivered a written notice to the other Parties indicating its intention to terminate this Agreement specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for termination. After delivering such notice, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the earlier of the Outside Date and the expiration of a period of 15 business days from the date of such notice. If such notice is delivered prior to the date of the Company Meeting, the Company may postpone or adjourn such meeting to the earlier of a date that is five business days prior to the Outside Date and the date that is 15 business days following the delivery of such notice.
8.4    Termination Payments
(a)    Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses, whether or not the Arrangement is consummated.
(b)    For the purposes of this Agreement, “Company Termination Payment Event” means the termination of this Agreement:
(i)    by the Purchaser pursuant to Section 8.2(a)(iii)(B);
(ii)    by the Company pursuant to Section 8.2(a)(iv)(B);
(iii)    by either the Company or the Purchaser pursuant to Section 8.2(a)(ii)(C), following a Company Change in Recommendation; or
(iv)    by either the Purchaser or the Company pursuant to Section 8.2(a)(ii)(C) or by the Purchaser pursuant to Section 8.2(a)(iii)(A), in each case, if
(A)    prior to such termination, a bona fide Company Acquisition Proposal shall have been made and publicly announced by any Person making the Company Acquisition Proposal (other than the Purchaser or its affiliates) after the date of this Agreement and prior to the Company Meeting,
(B)    such Company Acquisition Proposal has not expired or been withdrawn at least five business days prior to the Company Meeting; and
(C)    either
(1)    the Company or one or more of its Subsidiaries enters into a definitive agreement in respect of any Company Acquisition Proposal other than a confidentiality agreement permitted by Section 7.3 (whether or not such Company Acquisition Proposal is the same Company Acquisition Proposal referred to in clause (A) above) within 12 months following the date of such termination and such Company Acquisition Proposal is subsequently consummated (whether or not within such 12-month period), or
(2)    any Company Acquisition Proposal (whether or not such Company Acquisition Proposal is the same Company Acquisition Proposal referred to in clauses (A) and (C)(1) above) is consummated within 12 months following the date of such termination,
(and, for purposes of this Section 8.4(b)(iv), the term “Company Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1, except that any reference to “20%” therein shall be deemed to be a reference to “50%”);
(c)    If a Company Termination Payment Event occurs, the Company shall pay the Company Termination Payment to the Purchaser, or as the Purchaser may direct, as liquidated damages in consideration for the disposition of the Purchaser’s rights under this Agreement, by wire transfer of immediately available funds, as follows:
(i)    if the Company Termination Payment is payable pursuant to Section 8.4(b)(i), the Company Termination Payment shall be payable within two business days following such termination;
(ii)    if the Company Termination Payment is payable pursuant to Section 8.4(b)(ii), the Company Termination Payment shall be payable prior to or concurrently with such termination;
(iii)    if the Company Termination Payment is payable pursuant to Section 8.4(b)(iii), the Company Termination Payment shall be payable within two business days following such termination; or
(iv)    if the Company Termination Payment is payable pursuant to Section 8.4(b)(iv), the Company Termination Payment shall be payable concurrently with the consummation of the Company Acquisition Proposal referred to therein.
(d)    For purposes of this Agreement, “Purchaser Termination Payment Event” means the termination of this Agreement by the Purchaser pursuant to Section 8.2(a)(iii)(C), in each case, only if the termination of the Sandstorm Arrangement Agreement constitutes a “Purchaser Termination Payment Event” pursuant to Section 9.4(d) of the Sandstorm Arrangement Agreement.
(e)    If a Purchaser Termination Payment Event occurs, the Purchaser (or its Subsidiary, as agreed by the Parties) shall pay the Purchaser Termination Payment to the Company, or as the Company may direct, as liquidated damages in consideration for the disposition of the Company’s rights under this Agreement, by wire transfer of immediately available funds, concurrently with such termination.

(f)    Each Party acknowledges that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party also acknowledges that all of the payment amounts set out in this Section 8.4 are payments in consideration for the disposition of rights of the Party entitled to receive such payments, and that the amounts set out in this Section 8.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that,
(i)    upon any termination of this Agreement under circumstances where the Purchaser is entitled to the Company Termination Payment and the Company Termination Payment is paid in full, such payment shall be the sole and exclusive remedy of the Purchaser in respect of the event giving rise to such payment and the Purchaser shall be precluded from any other remedy against the Company at Law or in equity or otherwise (including damages, injunctive relief or specific performance) and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby, and
(ii)    upon any termination of this Agreement under circumstances where the Company is entitled to the Purchaser Termination Payment and the Purchaser Termination Payment is paid in full, such payment shall be the sole and exclusive remedy of the Company in respect of the event giving rise to such payment and the Company shall be precluded from any other remedy against the Purchaser at Law or in equity or otherwise (including damages, injunctive relief or specific performance) and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Purchaser or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby;
provided, however, that the foregoing limitations shall not apply in the event of fraud or a wilful breach by the Company or the Purchaser of their respective obligations under this Agreement, as applicable. For clarity, nothing contained in this Section 8.4(f) shall preclude the Company or the Purchaser from seeking injunctive relief against the other party in accordance with Section 9.4 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.
(g)    For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Payment on more than one occasion and in no event shall the Purchaser be obligated to pay the Purchaser Termination Payment on more than one occasion.
8.5    Amendment
Subject to the provisions of the Interim Order and Final Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Securityholders, and any such amendment may without limitation:
(a)    change the time for performance of any of the obligations or acts of the Parties;
(b)    waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)    waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and
(d)    waive compliance with or modify any mutual conditions precedent herein contained.
8.6    Waiver
No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party or Parties to be bound by the waiver. A Party’s failure or delay in exercising any right or remedy under this Agreement will not operate as a waiver of such right or remedy. A single or partial exercise of any right or remedy will not preclude a Party from any other or further exercise of that right or the exercise of any other right or remedy.
ARTICLE 9
GENERAL PROVISIONS
9.1    Privacy
Each Party shall comply with applicable Privacy Laws in the course of collecting, using and disclosing Personal Information in connection with the transactions contemplated by this Agreement (the “Transaction Personal Information”). Prior to the Effective Date, the Purchaser shall not use or disclose Transaction Personal Information for any purposes other than those related to determining if it shall proceed with the transactions contemplated by this Agreement, the performance of this Agreement, or the consummation of the transactions contemplated by this Agreement. If the Purchaser completes the transactions contemplated by this Agreement, the Purchaser shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information for purposes other than those for which such Transaction Personal Information was collected by the Company or for which subsequent consent was obtained by the Company prior to the Effective Date. The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. The Parties shall cause their advisors to observe the terms of this Section 9.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Parties all Transaction Personal Information of the other Parties in their possession or in the possession of any of their advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the applicable Party. The Purchaser covenants and agrees, in respect of any Transaction Personal Information to deliver a notice to each individual, where required by applicable Laws, to whom any of such Transaction Personal Information pertains, within 30 days following the Effective Date, indicating that the transactions contemplated by this Agreement have been completed, that such individual’s personal information has been disclosed under the business or commercial transaction provisions of applicable Privacy Laws and that the Purchaser now holds Transaction Personal Information concerning such individual because of the Arrangement.
9.2    Notices
All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):
(a)    if to the Purchaser:
Royal Gold, Inc.
1144 15th Street, Suite 2500
Denver, Colorado
Attention:    William Heissenbuttel
Email:        [     ]
with a copy (which shall not constitute notice) to:
McCarthy Tétrault LLP
Suite 2400, 745 Thurlow Street
Vancouver, British Columbia V6E 0C5
Attention:    Roger Taplin; Adam Taylor
Email:        rtaplin@mccarthy.ca; ataylor@mccarthy.ca
Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West
New York, NY 10001
Attention:    Ryan Dzierniejko; Blair Thetford
Email:        ryan.dzierniejko@skadden.com; blair.thetford@skadden.com
(b)    if to AcquireCo:
International Royalty Corporation
c/o Royal Gold, Inc.
1144 15th Street, Suite 2500
Denver, Colorado
Attention:    William Heissenbuttel
Email:        [     ]
with a copy (which shall not constitute notice) to:
McCarthy Tétrault LLP
Suite 2400, 745 Thurlow Street
Vancouver, British Columbia V6E 0C5
Attention:    Roger Taplin; Adam Taylor
Email:        rtaplin@mccarthy.ca; ataylor@mccarthy.ca
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention:    Ryan Dzierniejko; Blair Thetford
Email:        ryan.dzierniejko@skadden.com; blair.thetford@skadden.com
(c)    if to the Company:
Horizon Copper Corp.
3200 – 733 Seymour Street
Vancouver, BC V6B 0S6
Attention:    Erfan Kazemi; Craig McMillan
Email:        [     ]; [     ]
with a copy (which shall not constitute notice) to:
Gowling WLG
Suite 1600, First Canadian Place
100 King Street West
Toronto, ON M5X 1G5
Attention:    Kathleen Ritchie; Erik Goldsilver
Email:    kathleen.ritchie@gowlingwlg.com; erik.goldsilver@gowlingwlg.com

9.3    Governing Law; Waiver of Jury Trial
This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
9.4    Injunctive Relief
Prior to the termination of this Agreement in accordance with Section 8.2 and subject to Section 8.4(f), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties acknowledge and agree that, in order to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligations of the Purchaser pursuant to Section 2.11), the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Prior to the termination of this Agreement in accordance with Section 8.2 and subject to Section 8.4(f), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties. The Parties acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor the Purchaser would have entered into this Agreement.
9.5    Time of Essence
Time shall be of the essence in this Agreement.
9.6    Entire Agreement, Binding Effect
This Agreement (including the exhibits and schedules hereto and the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.
9.7    No Liability
No director or officer of AcquireCo or the Purchaser shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of AcquireCo or the Purchaser. No director or officer of the Company shall have any personal liability whatsoever to AcquireCo or the Purchaser under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company.
9.8    Further Assurances
Each Party shall use commercially reasonable efforts to do all such things and provide reasonable assurances as may be required to consummate the Arrangement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.
9.9    Assignment and Enurement
The Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, its wholly-owned Subsidiary, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly-owned Subsidiary of the Purchaser; and provided that such assignment and/or assumption does not result in any material Taxes being imposed on, or any adverse material Tax or other consequences in respect of Tax to any Company Shareholder, holder of Company Incentive Awards or the Company with respect to payments made under this Agreement. This Agreement shall not be otherwise assignable by any Party without the prior written consent of the other Party hereto. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.
9.10    Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
9.11    No Third Party Beneficiaries
The provisions of Section 5.10 and Section 5.14 are: (a) intended for the benefit of all present and former directors and officers of the Company and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and the Company shall hold the rights and benefits of Section 5.10 and Section 5.14 in trust for and on behalf of the Third Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (b) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except for the rights of Third Party Beneficiaries under Section 5.10 and Section

5.14, which rights are hereby acknowledged and agreed by the Parties, this Agreement is not intended to confer any rights or remedies upon any Person other than the Parties.
9.12    Counterparts, Execution
This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

ROYAL GOLD, INC.
By:	/s/ William Heissenbuttel
Name: William Heissenbuttel
Title:

INTERNATIONAL ROYALTY CORPORATION
By:	/s/ William Heissenbuttel
Name: William Heissenbuttel
Title:

HORIZON COPPER CORP.
By:	/s/ Craig McMillan
Name: Craig McMillan
Title: Chief Financial Officer

Signature page to Arrangement Agreement

SCHEDULE A
PLAN OF ARRANGEMENT
See attached.

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1    Definitions
In this Plan of Arrangement, unless the context otherwise requires:
“AcquireCo” means International Royalty Corporation, a corporation incorporated under the laws of Canada;
“Arrangement” means the arrangement of the Company under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, this Plan of Arrangement, or made at the direction of the Court in the Final Order (with the prior written consent of AcquireCo, the Company and the Purchaser, each acting reasonably);
“Arrangement Agreement” means the arrangement agreement dated July 6, 2025 among the Purchaser, AcquireCo and the Company to which this Plan of Arrangement is attached as Schedule A, together with the Company Disclosure Letter;
“Arrangement Resolution” means the special resolution of the Company Shareholders and holders of Company Warrants approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;
“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction or decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person;
“BCBCA” means the Business Corporations Act (British Columbia);
“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Denver, Colorado, Toronto, Ontario or Vancouver, British Columbia;
“Company” means Horizon Copper Corp, a corporation existing under the laws of the Province of British Columbia;
“Company 2020 Warrants” means the outstanding share purchase warrants issued by the Company on July 13, 2020 to purchase Company Shares which Company 2020 Warrants are exercisable at a price of C$0.35 per Company Share and expire on July 13, 2025;

“Company 2022 Warrants” means the outstanding share purchase warrants issued by the Company on September 1, 2022 to purchase Company Shares which are exercisable at a price of C$0.80 per Company Share and expire on September 1, 2027;
“Company 2023 Warrants” means the outstanding share purchase warrants issued by the Company on June 15, 2023 to purchase Company Shares which are exercisable at a price of C$1.10 per Company Share and expire on June 15, 2027;
“Company Incentive Awards” means, collectively, the Company Options and the Company RSRs;
“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably;
“Company Option Plan” means the amended stock option plan of the Company effective July 26, 2022, as last approved by the Company Shareholders on May 30, 2025;
“Company Options” means the outstanding options to purchase Company Shares granted under the Company Option Plan;
“Company RSR Plan” means the amended restricted share rights plan of the Company effective July 26, 2022;
“Company RSRs” means the outstanding restricted share rights granted under the Company RSR Plan;
“Company Shareholders” means the registered and/or beneficial holders of Company Shares, as the context requires;
“Company Securityholders” means the holders of Company Shares, Company Options, Company RSRs and Company Warrants;
“Company Shares” means the common shares in the capital of the Company;
“Company Warrants” means the outstanding share purchase warrants to purchase Company Shares;
“Consideration” means C$2.00 in cash per Company Share;
“Court” means the Supreme Court of British Columbia;
“Depositary” means Computershare Investor Services Inc., or such other Person as the Parties may appoint (acting reasonably) to act as depositary in respect of the Arrangement;
“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a);
“Dissent Shares” means the Company Shares held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Company Shares, but only in respect of the Dissent Shares;
“DRS Advice” has the meaning specified in Section 3.1;
“Effective Date” means the date upon which the Arrangement becomes effective in accordance with Section 2.10(a) of the Arrangement Agreement;
“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as the Purchaser and the Company agree to in writing before the Effective Date;
“Final Order” means the final order of the Court made pursuant to Section 291 of the BCBCA, in a form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, including as such order may be amended, supplemented, modified or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;
“Governmental Entity” means: (a) any international, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, international arbitration institution, commission, board, ministry bureau, agency or entity, domestic or foreign, including the Securities Authorities; (b) any stock exchange, including the TSXV; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi‑governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court to be issued pursuant to the Arrangement as contemplated by Section 2.3 of the Arrangement Agreement, in a form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, supplemented, modified or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably;
“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;
“Letter of Transmittal” means the letter of transmittal to be delivered to registered Company Shareholders for use in connection with the Arrangement;
“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, lease, sublease, restriction, easement, right-of-way, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;
“Notice of Dissent” means a written notice provided by a Company Shareholder that is a registered holder of Company Shares to the Company setting forth such Company Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights;
“Outstanding Company Warrants” means the Company Warrants that remain outstanding, unexpired and unexercised as of the Effective Time;
“Parties” means, together, the Purchaser, AcquireCo and the Company, and “Party” means any one of them, as the context requires;
“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with this plan of arrangement or upon the direction of the Court in the Final Order with the consent of the Company, AcquireCo and the Purchaser, each acting reasonably;
“Purchaser” means Royal Gold, Inc., a corporation existing under the laws of the State of Delaware;
“Registrar” means the Registrar of Companies for the Province of British Columbia duly appointed under Section 400 of the BCBCA;
“Section 338(g) Election” has the meaning set out in Section 3.7;
“Tax Act” means the Income Tax Act (Canada); and
“TSXV” means the TSX Venture Exchange.
1.2    Interpretation Not Affected by Headings
The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Step by number or letter or both refer to the Article, Section or Step, respectively, bearing that designation in this Plan of Arrangement.

1.3    Number and Gender
In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.
1.4    Calculation of Time
Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.
1.5    Date for Any Action
If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.
1.6    Currency
References in this Plan of Arrangement to “C$” refers to Canadian dollars and unless otherwise stated all other references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and “$” refers to U.S. dollars.
1.7    No Strict Construction
The language used in this Plan of Arrangement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.
1.8    Statutory, Contractual and Other References
A reference to a statute includes all rules, regulations and policies made pursuant thereto and, unless otherwise specified, the provisions of any statute, rule, regulation or policy that amends, supplements or supersedes such statute, rule, regulation or policy. A reference to an agreement, plan, order, disclosure document or filing made pursuant to applicable Law refers to such agreement, such plan, such disclosure document or such filing, as the case may be, including all schedules, exhibits, appendices and other annexes appended thereto by whatever name and any documents or information incorporated by reference (unless otherwise specified in such agreement, plan, disclosure document or filing), as amended from time to time and in whatever form such amendment is duly and validly made, including by amendment and restatement, by notice, by side letter, by supplement or otherwise.
1.9    Inclusion
In this Plan of Arrangement, “including” means including without limitation, and “include” and “includes” have a corresponding meaning.

1.10    Governing Law
This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.
1.11    Time
Time is of the essence in the performance of the Parties’ respective obligations hereunder.
1.12    Time References
In this Plan of Arrangement, unless otherwise specified, any references to time are to local time, Vancouver, British Columbia.
1.13    Other Definitions
Capitalized terms that are used herein but not defined shall have the meanings ascribed thereto in the Arrangement Agreement.
ARTICLE 2
THE ARRANGEMENT
2.1    Arrangement Agreement
This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set out in this Plan of Arrangement.
2.2    Effectiveness
This Plan of Arrangement will become effective at the Effective Time (except as otherwise provided herein) and will be binding from and after the Effective Time on the Purchaser, the Company, AcquireCo, the Depositary, the Company Shareholders, including the Dissenting Shareholders, and the holders of Company Incentive Awards and the holders of Outstanding Company Warrants, in each case, without any further authorization, act or formality on the part of any Person, except as expressly provided herein.
2.3    The Arrangement
The following steps shall occur and shall be deemed to occur, commencing at the Effective Time, sequentially in the following order, with each such step after the first occurring five minutes after the preceding step (except where otherwise indicated), and without any further authorization, act or formality on the part of any Person:
Dissenting Shareholders
(a)    Each Dissent Share shall be and shall be deemed to be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to AcquireCo in accordance with, and for the consideration contemplated in, Section 4.1, and:

(i)    such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the central securities register of the Company in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section 4.1;
(ii)    such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and
(iii)    AcquireCo shall be the holder of all of the outstanding Dissent Shares, free and clear of all Liens, and the central securities register of AcquireCo shall be revised accordingly.
Treatment of Company Options
(b)    Notwithstanding any vesting or exercise or other provisions to which a Company Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company Option Plan), each Company Option (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall be, and shall be deemed to be, surrendered and transferred by the holder thereof to the Company in exchange for a cash payment from the Company equal to the amount by which the Consideration exceeds the per share exercise price of such Company Option, in each case less any applicable withholdings pursuant to Section 3.4, and each such Company Option shall be immediately cancelled and, for greater certainty, where such amount is a negative number, such Company Option will be cancelled for no consideration and neither the Company, AcquireCo, nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option, and:
(i)    the holders of such Company Options shall cease to be holders thereof and to have any rights as holders of such Company Options, other than the right to receive the consideration to which they are entitled under this Section 2.3(b),
(ii)    such holders’ names shall be, and shall be deemed to be, removed from the register of the Company Options maintained by or on behalf of the Company, and
(iii)    all agreements, including the Company Option Plan, relating to the Company Options shall be terminated and shall be of no further force and effect.
Transfer of Company Shares to AcquireCo
(c)    Each Company Share (other than Company Shares held by the Purchaser or an affiliate of the Purchaser and Company Shares held by Sandstorm or a Subsidiary of Sandstorm) shall be and shall be deemed to be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to AcquireCo in exchange for the Consideration for each such Company Share so transferred, and:
(i)    the holder thereof shall cease to be, and shall be deemed to cease to be, the registered or beneficial holder of each such Company Share and the name of such registered holder shall be removed from the central securities register of Company;
(ii)    the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Company Share; and
(iii)    AcquireCo shall be the holder of all of the outstanding Company Shares (other than Company Shares held by the Purchaser or an affiliate of the Purchaser and Company Shares held by Sandstorm or a Subsidiary of Sandstorm), free and clear of all Liens, and the central securities register of the Company shall be revised accordingly.
Treatment of Company RSRs
(d)    Notwithstanding any vesting or exercise or other provisions to which a Company RSR might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company RSR Plan), each Company RSR that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to the Company in exchange for a cash payment from the Company equal to the number of Company Shares underlying such Company RSRs multiplied by the Consideration, in each case less any applicable withholdings pursuant to Section 3.4, and each such Company RSR shall be immediately cancelled, and:
(i)    the holders of such Company RSRs shall cease to be holders thereof and to have any rights as holders of such Company RSRs, other than the right to receive the consideration to which they are entitled under this Section 2.3(d),
(ii)    such holders’ names shall be, and shall be deemed to be, removed from the register of the Company RSRs maintained by or on behalf of the Company, and
(iii)    all agreements relating to the Company RSRs, including the Company RSR Plan, shall be terminated and shall be of no further force and effect.
Treatment of Outstanding Company Warrants
(e)    Notwithstanding any vesting or exercise or other provisions to which an Outstanding Company Warrant might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the applicable warrant certificate), each Outstanding Company Warrant (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall be, and shall be deemed to be, transferred by the holder thereof to the Company in exchange for a cash payment from the Company equal to the amount by which the Consideration exceeds the per share exercise price of such Outstanding Company Warrant, in each case less any applicable withholdings pursuant to Section 3.4, and each such Outstanding Company Warrant shall be immediately cancelled and, for greater certainty, where such amount is a negative number, such Outstanding Company Warrant shall be cancelled for no consideration and neither the Company, AcquireCo, nor the Purchaser shall be obligated to pay the holder of such Outstanding Company Warrant any amount in respect of such Outstanding Company Warrant, and
(i)    the holders of such Outstanding Company Warrants shall cease to be holders thereof and to have any rights as holders of such Outstanding Company Warrants, other than the right to receive the consideration to which they are entitled under this Section 2.3(e),
(ii)    such holders’ names shall be, and shall be deemed to be, removed from the register of the Outstanding Company Warrants maintained by or on behalf of the Company,
(iii)    all agreements relating to the Outstanding Company Warrants shall be terminated and shall be of no further force and effect, and
(iv)    for greater certainty any Company Warrants other than Outstanding Company Warrants shall be cancelled and terminated for no consideration.
The exchanges and cancellations provided for in this Section 2.3 will be deemed to occur at or following the Effective Time as provided for in this Section 2.3, notwithstanding that certain procedures related thereto are not completed until after the Effective Date.
ARTICLE 3
DELIVERY OF CONSIDERATION
3.1    Deposit and Payment of Consideration
(a)    Following receipt of the Final Order and no later than the business day prior to the Effective Date, the Purchaser and AcquireCo shall deposit in escrow, or cause to be deposited in escrow, with the Depositary, sufficient cash, including sufficient cash to satisfy the Consideration payable to each holder of Company Options, Company RSRs and Outstanding Company Warrants (which amount shall be advanced on behalf of the Company and treated as a demand non-interest bearing loan by the Purchaser to the Company), to satisfy the Consideration payable to the Company Securityholders in accordance with Section 2.3, which shall be held by the Depositary in escrow as agent and nominee for such former Company Securityholders for distribution to such former Company Securityholders in accordance with the provisions of this Article 3.
(b)    Upon surrender to the Depositary for cancellation of a certificate or a direct registration statement advice (a “DRS Advice”) which immediately prior to the

Effective Time represented one or more Company Shares that were transferred under the Arrangement, together with a duly completed and executed Letter of Transmittal and such other documents and instruments as the Depositary or the Purchaser may reasonably require, the holder of the Company Shares represented by such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder (in each case less any amounts withheld pursuant to Section 3.4 (if any)), the applicable Consideration that such holder has the right to receive, and the certificate or DRS Advice so surrendered shall forthwith be cancelled.
(c)    On or as soon as practicable after the Effective Date, the Depositary shall deliver, on behalf of the Purchaser and AcquireCo, to each holder of Company RSRs and Outstanding Company Warrants as reflected on the register maintained by or on behalf of the Company in respect of Company RSRs and Outstanding Company Warrants (in each case less any amounts withheld pursuant to Section 3.4 (if any)) the consideration which such holder of Company RSRs and Outstanding Company Warrants, as applicable, has the right to receive under this Plan of Arrangement for such Company RSRs and Outstanding Company Warrants, as applicable.
(d)    On or as soon as practicable after the Effective Date, the Depositary shall pay or cause to be paid, on behalf of the Company, to each holder of Company Options as reflected on the register maintained by or on behalf of the Company in respect of Company Options (in each case less any amounts withheld pursuant to Section 3.4 (if any)) the consideration which such holder of Company Options has the right to receive under this Plan of Arrangement for such Company Options, either (i) pursuant to the normal payroll practices and procedures of Company, or (ii) by cheque or similar means.
(e)    In the event of a transfer of ownership of Company Shares which was not registered in the transfer records of the Company, the Consideration that such holder has the right to receive, subject to Section 2.3, shall be delivered to the transferee if the certificate or DRS Advice which immediately prior to the Effective Time represented Company Shares that were exchanged for the Consideration under the Arrangement is presented to the Depositary, accompanied by all documents reasonably required to evidence and effect such transfer.
(f)    After the Effective Time:
(i)    until surrendered for cancellation as contemplated by Section 3.1(b), each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares, other than the Dissent Shares, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice is entitled to receive in accordance with Section 2.3, less any amounts withheld pursuant to Section 3.4 (if any); and
(ii)    no holder of Company Options, Company RSRs or Outstanding Company Warrants will be entitled to receive any consideration with respect to such holder’s Company Options, Company RSRs or Outstanding Company Warrants other than any cash payment of the consideration which such holder is entitled to receive in accordance with Section 2.3, less any amounts withheld pursuant to Section 3.4 (if any), and no such holder, will be entitled to receive any interest, dividends, premium or other payment in connection therewith.
3.2    Lost Certificates
In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Company Shares, which were exchanged in accordance with Section 2.3(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the aggregate Consideration which such holder is entitled to receive in accordance with this Plan of Arrangement. When authorizing such delivery of the aggregate Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to AcquireCo, the Purchaser and the Depositary in such amount as AcquireCo, the Purchaser and the Depositary may direct (each acting reasonably), or otherwise indemnify AcquireCo, the Purchaser and the Depositary and/or any of their respective representatives or agents in a manner satisfactory to AcquireCo, the Purchaser and the Depositary (each acting reasonably), against any claim that may be made against AcquireCo, the Purchaser or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed.
3.3    Extinction of Rights
Any certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 2.3(c) that is not deposited with all other instruments required by Section 3.1, and any payment made by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a securityholder of the Company, AcquireCo or the Purchaser. On such date, the Consideration to which the former Company Securityholder was ultimately entitled under this Plan of Arrangement shall be deemed to have been surrendered for no consideration to the Purchaser or AcquireCo, as applicable. None of the Purchaser, AcquireCo, the Company or the Depositary shall be liable to any Person in respect of any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
3.4    Withholding Taxes
The Purchaser, AcquireCo, the Company, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement or under this Plan of Arrangement (including any amounts payable pursuant to Section 2.3, Article 3 and Article 4 of this Plan of Arrangement), and from all dividends, interest, and other amounts payable or distributable to any former Company Shareholder or former holders of Company Incentive Awards or Outstanding

Company Warrants, such amounts as the Purchaser, AcquireCo, the Company, the Depositary and their respective Subsidiaries or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of local, state, federal, provincial or foreign Law. The Purchaser, AcquireCo, the Company, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall exercise commercially reasonable efforts to reduce or eliminate any deduction or withholding with respect to payments made pursuant to the Arrangement and under this Agreement and shall be entitled to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate authority or Person in accordance with applicable Law.
3.5    Transfer Free and Clear
For greater certainty, any transfer or exchange of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.
3.6    Interest
Under no circumstances shall interest accrue or be paid by the Company, AcquireCo, the Purchaser, the Depositary or any other Person to any Company Securityholder or other Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of the Company Shares immediately existing prior to the Effective Time.
3.7    Income Tax Elections
The Purchaser shall have the sole and exclusive right, in its discretion, to make an election under Section 338(g) of the U.S. Tax Code, and any corresponding elections under state, local or non-U.S. law (collectively, a “Section 338(g) Election”), with respect to the transfer of Company Shares to AcquireCo and any of the Company’s subsidiaries that qualify as target affiliates within the meaning of Treasury Regulation Section 1.338-2(c). Any Taxes arising as a result of the Purchaser’s Section 338(g) Election shall be borne exclusively by the Purchaser. The Purchaser shall deliver to each Company Shareholder (other than holders of Dissent Shares and Company Shares held by the Purchaser or an affiliate of Purchaser) a copy of IRS Form 8883 (or successor form) and any other relevant forms or filings relating to the Section 338(g) Election within a reasonable time after filing and any additional forms or documentation reasonably requested by any Company Shareholder.
ARTICLE 4
RIGHTS OF DISSENT
4.1    Dissent Rights
(a)    Pursuant to the Interim Order, Company Shareholders who are registered holders of Company Shares as of the record date of the Company Meeting may exercise rights to dissent in connection with the Arrangement under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order (“Dissent Rights”), with respect to all (but not less than all) of the

Company Shares held by such Company Shareholder, provided that the Notice of Dissent contemplated by Section 242 of the BCBCA, as may be modified by the Interim Order, must be received by the Company by 4:00 p.m. on the date that is at least two business days prior to the date of the Company Meeting, or any date to which the Company Meeting may be postponed or adjourned, and provided further that holders who duly exercise such Dissent Rights and who:
(i)    are ultimately entitled to be paid the fair value of their Dissent Shares: (A) will be entitled to be paid the fair value of such Dissent Shares by AcquireCo, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(a), if applicable); (C) shall be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens, to AcquireCo in accordance with Section 2.3(a); and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; and
(ii)    are ultimately not entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Company Shares, and shall be entitled to receive only the Consideration pursuant to Section 2.3(c) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.
(b)    In no circumstances shall the Purchaser, AcquireCo, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised as of the record date of the Company Meeting and as of the deadline for exercising such Dissent Rights.
(c)    In no case shall the Purchaser, AcquireCo, the Company or any other Person be required to recognize holders of Company Shares who exercise Dissent Rights as holders of Company Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of the Company at the time at which the step in Section 2.3(a) occurs.
(d)    For greater certainty, in addition to any other restrictions in the Interim Order and under Section 238 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) a holder of any Company Incentive Awards or Outstanding Company Warrants in respect of such holder’s Company Incentive Awards or Outstanding Company Warrants, as applicable; (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution; and (iii) any other Person who is not a registered Company Shareholder as of the record date for the Company Meeting.
ARTICLE 5
GENERAL
5.1    Paramountcy
From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to the Company Shares, the Company Incentive Awards and the Outstanding Company Warrants issued prior to the Effective Time, and (b) the rights and obligations of the Company Securityholders, the Parties, the Depositary and any trustee or transfer agent therefor in relation thereto, and any other Person having any right, title or interest in or to Company Shares, the Company Incentive Awards and the Outstanding Company Warrants, shall be solely as provided for in this Plan of Arrangement.
5.2    Amendment
(a)    The Purchaser and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) agreed to in writing by AcquireCo, the Company and the Purchaser, (ii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iii) communicated to Company Securityholders if and as required by the Court.
(b)    Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Purchaser and the Company at any time prior to the Company Meeting (provided, however, that the Company and the Purchaser shall have consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(c)    Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of AcquireCo, the Purchaser and the Company (each acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.
(d)    Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and the Purchaser without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Purchaser, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Company Securityholders.

(e)    This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.
5.3    Further Assurances
Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.
EXHIBIT 1

SCHEDULE D
COMPANY REPRESENTATIONS AND WARRANTIES
(a)    Organization and Qualification. The Company and each of its Subsidiaries is duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation, and has the requisite power and authority to own its assets and conduct its business as now owned and conducted, except as disclosed in Schedule (a) of the Company Disclosure Letter. The Company and each of its Subsidiaries is duly qualified to carry on business and has authority to own, lease and operate properties, assets and carry on business as presently conducted, and is in good standing in each jurisdiction where such qualification is applicable and in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect . True and complete copies of the constating documents of the Company and each of its Subsidiaries have been delivered or made available to the Purchaser, and no action has been taken to amend or supersede such documents.
(b)    Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations under this Agreement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement, other than the Interim Order, the Final Order, approval of the Company Circular by the Company Board and the Company Securityholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable by AcquireCo and the Purchaser against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting creditors’ rights generally, and subject to the qualification that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.
(c)    No Conflict; Required Filings and Consent.
(i)    Except as disclosed in Schedule (c)(i) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):
(A)    violate, conflict with or result in a breach of:
(1)    the constating documents of the Company or those of any of its Subsidiaries;

(2)    any Contract in respect of a Principal Company Asset;
(3)    any Company Material Contract or any material Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, materially and adversely affect the Company and its Subsidiaries; or
(4)    any Law to which the Company or its Subsidiaries is subject or by which the Company or its Subsidiaries is bound, subject to receipt of the Regulatory Approvals and except as would not, individually or in the aggregate, have a Company Material Adverse Effect;
(B)    give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled, under any Contract or Authorization to which the Company or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have a Company Material Adverse Effect; or
(C)    give rise to any pre-emptive rights, including rights of first refusal or rights of first offer, or trigger any change in control provisions or any restriction or limitation under any Contract or Authorization, or result in the imposition of any Lien (other than a Company Permitted Lien) upon any of the Company’s assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.
(ii)    Other than the Regulatory Approvals, the rules and policies of the TSXV, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of the Company or any of its Subsidiaries in order for the Company to proceed with the execution and delivery of this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.
(d)    Subsidiaries; Equity Interests
(i)    The Company does not have any Subsidiaries other than those listed in Schedule (d)(i) of the Company Disclosure Letter. Other than for the Regulatory Approvals, none of the Company’s Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s shares, or from repaying to the Company any loans or advances made thereto.
(ii)    The following information with respect to each of the Company’s Subsidiaries, is accurately set out in Schedule (d)(ii) of the Company Disclosure Letter: (A) its name; (B) the Company’s percentage equity ownership of it and if applicable, any other shareholder’s ownership of it; (C) capital stock; (D) its board of directors and any other officer; (E) its valid powers of attorney; and (F) its jurisdiction of incorporation, organization or formation (except as further set out in Schedule (d)(ii) of the Company Disclosure Letter).
(iii)    Except as disclosed in Schedule (d)(ii) of the Company Disclosure Letter, the Company beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) to acquire any issued or unissued securities or other ownership interests in any of the Company’s Subsidiaries.
(iv)    All of the issued and outstanding shares or other equity securities in the capital of each of the Company’s Subsidiaries are: (A) validly issued, fully-paid and, where the concept exists, non-assessable (and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights) and all such shares or other equity interests are owned free and clear of all Liens (other than Company Permitted Liens); and (B) free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares or other equity interests.
(v)    Other than as set forth in Schedule (d)(v) of the Company Disclosure Letter, the Company and its Subsidiaries do not legally or beneficially own any material equity interests in any companies. The equity interests referenced in in Schedule (d)(v) of the Company Disclosure Letter are owned free and clear of any Liens (other than Company Permitted Liens) and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any of such equity interests.
(vi)    Neither the Company nor any of its Subsidiaries owns any common stock or any other securities in the capital of the Purchaser.
(e)    Compliance with Laws and Constating Documents.
(i)    To the knowledge of the Company, the Company and each of its Subsidiaries is and, since January 1, 2024, has been, in compliance, in all material respects, with all applicable Laws in each jurisdiction in which it conducts business and, to the knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation with respect to any material violation of applicable Laws from any Governmental Entity, or has received any notice that any material violation of any Law is being or may be alleged from any Governmental Entity.
(ii)    As of the date hereof, none of the Company or its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of its articles or by-laws or equivalent organizational documents, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.
(f)    Company Authorizations.
(i)    To the knowledge of the Company, the Company and its Subsidiaries have obtained, and are in compliance in all material respects with, all Authorizations required by Law that are necessary to conduct their business as now being conducted, and such Authorizations are in full force and effect in accordance with their terms. True copies of all such material Authorizations have been made available to the Purchaser.
(ii)    The Company and its Subsidiaries have fully complied with and are in compliance with all such Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Company Material Adverse Effect.
(iii)    No action, investigation or proceeding is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries in respect of or regarding any such Authorization that would reasonably be expected to result in a suspension, loss or revocation of any such Authorization, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a Company Material Adverse Effect. Schedule (f) of the Company Disclosure Letter lists the Authorizations that are material to the operations of the Company and its Subsidiaries, taken as a whole.
(g)    Capitalization and Listing.
(i)    The authorized share capital of the Company consists of an unlimited number of Company Shares without par value. As at the close of business on the business day immediately preceding the date of this Agreement, there were: (A) 86,643,105 Company Shares validly issued and outstanding as fully-paid and non-assessable shares of the Company; (B) 3,850,000 outstanding Company Options providing for the issuance of up to 3,850,000 Company Shares upon the exercise thereof; (C) 1,570,000 outstanding Company RSRs providing for the issuance of up to 1,570,000 Company Shares upon the settlement thereof; (D) 1,104,570 outstanding Company 2020 Warrants providing for the issuance of up to 1,104,570 Company Shares which Company 2020 Warrants are exercisable at an exercise price of $0.35 per Company Share until July 13, 2025 and, as of the Effective Date, there will be nil Company 2020 Warrants outstanding; (E) 35,447,261 outstanding Company 2022 Warrants providing for the issuance of up to 35,447,261 Company Shares which Company 2022 Warrants are exercisable at an exercise price of $0.80 per Company Share until September 1, 2027; and (F) 4,189,250 outstanding Company 2023 Warrants providing for the issuance of up to 4,189,250 Company Shares which Company 2023 Warrants are exercisable at an exercise price of $1.10 per Company Share until June 15, 2027. Except for the Company Options, Company RSRs and Company Warrants referred to in this Section (g) and as set forth in Schedule (g)(i) of the Company Disclosure Letter, (1) there are no other options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of the Company or any of its Subsidiaries requiring any of them to issue or sell any shares or other securities of the Company or of any of its Subsidiaries, or any securities or obligations convertible into, exchangeable or exercisable for, or otherwise carrying or evidencing the right or obligation to acquire, any securities of the Company (including Company Shares) or any Subsidiary of the Company, and (2) except as disclosed in Schedule (g)(i) of the Company Disclosure Letter, no Person is entitled to any pre-emptive or other similar right granted by the Company or any of its Subsidiaries. All Company Shares issuable upon the exercise of outstanding Company Options, Company RSRs, and Company Warrants will, when issued in accordance with the terms of their respective plans or certificates, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights.
(ii)    Schedule (g)(ii) of the Company Disclosure Letter sets forth, as of the date hereof, (A) the names and holdings of each Person who holds outstanding Company Options, Company RSRs and Company Warrants, and (B) the exercise price of each Company Option and Company Warrant.
(iii)    There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or any shares of any of its Subsidiaries, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any Company Shares.
(iv)    All outstanding securities of the Company have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.
(v)    Except as disclosed in Schedule (g)(v) of the Company Disclosure Letter, there are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries, or any other agreements, arrangements, instruments or commitments of any kind giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with the holders of the Company Shares on any matters, except Company Options, Company RSRs and Company Warrants.
(h)    Shareholder and Similar Agreements. Neither the Company nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement relating to the ownership or voting of any issued and outstanding Company Shares or the shares of any of the Company’s Subsidiaries, other than any Company Material Contract.
(i)    Reporting Issuer Status.
(i)    The Company is a reporting issuer not on the list of reporting issuers in default (or the equivalent) under applicable Securities Laws in each of the provinces and territories of Canada in which it is a reporting issuer, and is in material compliance with all Securities Laws applicable in each of the jurisdictions in which it is a reporting issuer.
(ii)    The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada in which it is a reporting issuer, nor has the Company received notification from the British Columbia Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada in which it is a reporting issuer seeking to revoke the Company’s reporting issuer status. No delisting of, suspension of trading in, or cease trade order with respect to, any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority has occurred, is in effect or ongoing or, to the knowledge of the Company, has been threatened in writing with respect to the foregoing.
(j)    Reports. Since January 1, 2024, the Company has filed with all applicable Governmental Entities the Company Public Documents that the Company is required to file in accordance with applicable Securities Laws. The Company Public Documents as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws. Any amendments to the Company Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. The Company has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(k)    Stock Exchange Matters.
(i)    The Company Shares are listed on the TSXV and are not listed on any market other than the TSXV.
(ii)    The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSXV. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Company Shares on or from the TSXV.
(l)    Financial Statements.
(i)    The audited consolidated financial statements for the Company and its Subsidiaries as at and for the fiscal years ended December 31, 2024 and 2023, including the notes thereto, the reports by the Company’s auditors thereon and related management’s discussion and analysis, have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, (A) prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws, and (B) present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and for the periods indicated therein, and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There have been no material changes to the Company’s accounting policies since December 31, 2024.
(ii)    The Company has: (A) designed such disclosure controls and procedures, or caused them to be designed under the supervision of its President and Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that material information relating to the Company and its Subsidiaries is made known to the President and Chief Executive Officer and Chief Financial Officer of the Company by others, particularly during the periods in which annual or interim filings are being prepared; and (B) designed such internal controls over financial reporting, or caused them to be designed under such President and Chief Executive Officer’s and Chief Financial Officer’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
(iii)    The Company has established “disclosure controls and procedures” and “internal control over financial reporting” (each as defined in NI 52-109) to the extent required by NI 52-109 and Securities Laws, and, as of the date hereof, the Company does not have knowledge, and has not been advised by its auditors, of any “material weakness” (as defined in NI

52-109), in each case, except as disclosed in the Company Public Documents.
(iv)    Since January 1, 2024, neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any Representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation or claim, whether written or oral, regarding the accounting or auditing practices or internal auditing controls of the Company or any of its Subsidiaries, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.
(m)    Auditors. There is not now, and there has never been, any reportable event (as defined in NI 51-102) with respect to the present or any former auditor of the Company.
(n)    No Undisclosed Liabilities. The Company and its Subsidiaries, on a consolidated basis, have no material outstanding liabilities or obligations of any nature, whether or not accrued, contingent, unasserted or absolute, except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Company as of December 31, 2024 or disclosed in the notes thereto; (ii) liabilities and obligations that are disclosed in the Company Public Documents; (iii) liabilities and obligations incurred in the ordinary course; or (iv) liabilities and obligations incurred in connection with the Arrangement and this Agreement (including transaction related expenses).
(o)    Real Property.
(i)    Neither the Company nor any of its Subsidiaries owns any real property. Schedule (o) of the Company Disclosure Letter discloses all material real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement) by the Company or its Subsidiaries, in each case, in connection with the operation of the business of the Company and its Subsidiaries as it is now being conducted (“Company Leased Real Property”).
(ii)    Schedule (o) of the Company Disclosure Letter also identifies each lease, sublease, license or other agreement under which the Company or its Subsidiaries lease, sublease, license or otherwise use or occupy the Company Leased Real Property (including all amendments, modifications, supplements, renewals and extensions thereto and guarantees thereof, the “Leases”).
(iii)    Neither the Company nor any of its Subsidiaries is party to any sublease, license or other Contract or agreement under which the Company or any of its Subsidiaries subleases, licenses or otherwise permits a third party to use or occupy the Company Leased Real Property.
(iv)    The Company or its Subsidiaries holds good and valid leasehold interests in the Company Leased Real Property pursuant to the Leases, which leasehold interests are free and clear of all Liens (other than Company Permitted Liens), except as would not individually or in the aggregate materially and adversely impact the Company and its Subsidiaries. Neither the Company nor its Subsidiaries has received any written notice regarding a material violation, breach or default under any of the Leases that has not since been cured.
(p)    Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Company Material Adverse Effect, all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Contracts to which the Company or any of its Subsidiaries is a party, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course.
(q)    The Assets.
(i)    Schedule (q) of the Company Disclosure Letter lists all:
(A)    Principal Company Assets; and
(B)    rights or options to acquire, any royalty, streaming, net profit, production payment or other similar interests in production from, or interests in or rights or options to acquire interests in, mineral rights and interests (including mining, mineral or exploration concessions, claims, leases, licenses, applications, Authorizations or other rights to apply for, exploit, explore, develop, mine or produce any minerals or any interest therein) which are expected to be material to the Company and its Subsidiaries, taken as a whole.
(ii)    Other than as set out in Schedule (q) of the Company Disclosure Letter, each of the Company and its Subsidiaries is the sole legal and beneficial owner of, and has valid, undisturbed and sufficient right, title and interest in, free and clear of any defect or Lien (other than Company Permitted Liens): (A) each of the Principal Company Assets; and (B) all Authorizations, licenses, and all other rights relating in any manner whatsoever to, or necessary for, the acquisition or holding of the Principal Company Assets, or necessary to perform the operation of its business as presently owned and conducted in all material respects; and is entitled to the benefits of all of its material properties and assets of any nature whatsoever and to all benefits derived therefrom including all its material properties and assets reflected in the balance sheet forming part of the Company Public Documents, except as indicated in the notes thereto, together with all additions thereto, and other than Company Permitted

Liens, such properties and assets are not subject to any Lien or defect in title of any kind except as is specifically identified in the balance sheets forming part of the Company’s financial statements and in the notes thereto.
(iii)    The information with respect to the Hod Maden Interest and the Entrée Interest set forth in Schedule (d)(v) of the Company Disclosure Letter is true and accurate.
(iv)    True and complete copies of the Company Royalty and Stream Obligations and the Contracts relating to the Principal Company Assets and all amendments or waivers entered into in connection with any thereof have been made available to the Purchaser.
(v)    Other than as set out in Schedule (q) of the Company Disclosure Letter, the Company and each of its Subsidiaries has duly and timely satisfied all of the material obligations required to be satisfied, performed and observed by it under the Contracts relating to the Principal Company Assets prior to the date of this Agreement, and is in compliance with all ongoing material terms, conditions and covenants contained therein, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Company or any of its Subsidiaries thereunder. The Contracts relating to the Principal Company Assets are in good standing in all material respects, enforceable and in full force and effect, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting creditors’ rights generally, and subject to the qualification that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction. To the knowledge of the Company, (A) no other party to any Contract in respect of the Principal Company Assets is in breach, violation or default of the material terms, conditions or covenants thereof and (B) except as set out in Schedule (q) of the Company Disclosure Letter, there exists no condition which with the passage of time or the giving of notice or both would result, or would reasonably be expected to result, in such a breach, violation or default by any such other party.
(vi)    Other than (i) as set out in Schedule (q) of the Company Disclosure Letter or (ii) pursuant to Company Permitted Liens: (A) the Company and its Subsidiaries has the exclusive right to own and receive all benefits associated with the Principal Company Assets; (B) no Person or entity of any nature whatsoever other than the Company has any interest in the Principal Company Assets, or in the production, payments, benefits or profits therefrom, or any right to acquire or otherwise obtain any such interest; (C) there are no back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, third party royalty rights, third party streaming rights, or other rights of any nature whatsoever in relation to the

Principal Company Assets, which would materially adversely affect the Company’s or its Subsidiaries’ interests in the Principal Company Assets, and to the knowledge of the Company, no such rights are asserted by any person or entity; (D) there is no Contract, option or any other right or obligation binding upon, or which at any time in the future may become binding upon the Company or any of its Subsidiaries requiring it to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of, encumber or create any Lien over any interest of the Company or any of its Subsidiaries in the Principal Company Assets; and (E) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity or any other Person of any revocation or intention to revoke, materially diminish, materially adversely modify or challenge its interest in the Principal Company Assets.
(vii)    Except as disclosed in Schedule (q) of the Company Disclosure Letter, to the knowledge of the Company, there are no adverse claims, demands, actions, suits or proceedings that have been commenced or are pending or that are threatened relating to any of the Principal Company Assets, in each case which would reasonably be expected to materially adversely affect the Company’s right, title or interest in any of the Principal Company Assets or the ability of the Company or its Subsidiaries to receive the benefits associated with any of the Principal Company Assets, including the title to or ownership by the Company or its Subsidiaries of the foregoing, or which would reasonably be expected to involve the possibility of (A) any judgement or liability affecting the Principal Company Assets or (B) any judicial liens or attachments over any payments under, or monies received under, any of the Principal Company Assets (other than Company Permitted Liens).
(viii)    Except as disclosed in Schedule (q) of the Company Disclosure Letter, the Company has not been notified in writing by any Person of any fact relating to the Principal Company Assets or any Company Underlying Mineral Property that would reasonably be expected to materially and adversely affect: (A) the Company and its Subsidiaries, taken as a whole and/or (B) individually, any of the Principal Company Assets.
(ix)    To the extent requested by the Purchaser and permitted to be disclosed by the Company, the Company has provided the Purchaser with access to full and complete copies of all material third party exploration, development and production information and data it has access to including all material scientific and technical information (including all material drill, sample and assay results and all maps) and all technical reports, feasibility studies prepared by third parties and other similar reports and studies concerning the Principal Company Assets and Other Company Assets.
(x)    Except as would not, individually or in the aggregate, materially and adversely impact the Company and its Subsidiaries, or as disclosed in Schedule (q) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the completion and performance of the Arrangement and the other transactions contemplated by this Agreement will:
(A)    give any Person the right to terminate, cancel or amend any contractual or other right of the Company or any of its Subsidiaries, including with respect to the Principal Company Assets;
(B)    result in the creation of any Lien on any of the Principal Company Assets;
(C)    result in a breach, contravention or default, or require the consent of any Person under any provision of the Contracts relating to the Principal Company Assets; or
(D)    give rise to any rights of first refusal, rights of first offer or acquisition rights, or trigger any change of control provisions, or any notices, consents, restrictions or limitations under any of the Contracts relating to the Principal Company Assets.
(xi)    Except as disclosed in Schedule (q) of the Company Disclosure Letter, to the Company’s knowledge, in respect of the Hod Maden Project):
(A)    the Operator of the Hod Maden Project holds all licenses, registrations, qualifications, Authorizations and consents (including, for certainty, (1) mineral rights (including exploration licenses, mining licenses, or other tenure granting rights to explore for or extract minerals); (2) Environmental Permits; and (3) land ownership rights, land access agreements, surface use rights or servitudes, whether granted by Governmental Entities or private parties) necessary or appropriate for carrying on its respective business as currently carried on with respect to the Hod Maden Project and that such licenses, registrations, qualifications, Authorizations and consents are valid, subsisting and in good standing in accordance with applicable Laws;
(B)    the Operator of the Hod Maden Project has not received any notice of proceedings relating to the revocation, cancellation or adverse modification of any mining license, Environmental Permit, registration, qualification or Authorization, nor has the Operator of the Hod Maden Project received notice of the revocation, cancellation or adverse modification of, or any intention to revoke, cancel or modify, any mining rights, Environmental Permits, exploration or prospecting rights, concessions or licenses with respect to the Hod Maden Project;
(C)    no part of the Hod Maden Project has been taken, reduced, revoked, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given, commenced or threatened or is pending, nor does the Company have any knowledge of the intent or proposal to give any such notice or commence any such proceeding; and
(D)    there are no actions, proceedings, inquiries, disruptions, protests, blockades or initiatives by non-governmental organizations or activist groups that are ongoing or threatened which could reasonably be expected to materially and adversely affect the ability to explore, develop or otherwise operate the Hod Maden Project;
(E)    the Operator of the Hod Maden Project has timely and duly performed all obligations required under applicable Laws to maintain the Hod Maden Project in good standing and free and clear of any Liens or causes of invalidity that could affect or limit the validity or enforceability of the Hod Maden Project; and
(F)    there are no other concessions, exploitation or exploration applications or any other rights that have preferential rights to carry out mining work in the areas occupied by the Hod Maden Project.
(xii)    Except as disclosed in Schedule (q) of the Company Disclosure Letter, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Company or its Subsidiaries of any of the Principal Company Assets. Neither the Company nor any of its Subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor.
(r)    Scientific and Technical Information. The Company Public Documents are in material compliance with the applicable provisions of Securities Laws. The Company has duly filed with the applicable regulatory authorities all reports required by Securities Laws, and all such reports complied in all material respects with the requirements of Securities Laws at the time of filing thereof. The scientific and technical information set forth in the Company Public Documents relating to mineral resources and mineral reserves required to be disclosed therein pursuant to Securities Laws has been prepared by the Company and/or the applicable Operators and their respective consultants, as applicable, in accordance with methods generally applied in the mining industry and materially conforms to the requirements of Securities Laws.
(s)    Employment Matters.
(i)    Schedule (s)(i) of the Company Disclosure Letter sets forth a complete list of each management level (executive vice president and above) Company Employee as at the date hereof, together with each such Company Employee’s (A) position or function, (B) work location, (C) date of hire, (D) annual base salary or hourly rate of pay, (E) any incentive or bonus arrangement, (F) bonuses paid for the most recently completed year, (G) accrued vacation time, (H) status as active or inactive (and where inactive, the reason for such leave and expected date of return, if known), and (I) Company Benefit Plan participation. The Company has provided a complete list of each Company Employee and material independent contractors as at the date hereof setting forth, for each Company Employee or independent contractor, the (A) position or function, (B) work location, (C) date of hire, (D) annual base salary or hourly rate of pay, (E) any incentive or bonus arrangement, (F) bonus paid for the two most recently completed years, (G) accrued vacation time, (H) type of contract (i.e., for a definite or indefinite term) and (I) status as active or inactive (and where inactive, the reason for such leave and expected date of return, if known).
(ii)    Except as disclosed in Schedule (s)(ii) of the Company Disclosure Letter, the Company and each of its Subsidiaries have made available to the Purchaser the form(s) of the Contracts executed by each management level (executive vice president and above) Company Employee and the Contracts of all management level (executive vice president and above) Company Employees are substantially in the form(s) of the Contracts made available to the Purchaser. Except as disclosed in Schedule (s)(ii) of the Company Disclosure Letter, no Company Employee has any agreement as to length of notice or severance payment required to terminate his or her employment in excess of the statutory minimum notice of termination (or payment in lieu of notice), and severance payment (if applicable) required pursuant to applicable employment standards legislation (other than such as results by Law for any employee without an agreement as to notice of termination or severance).
(iii)    Other than as disclosed in Schedule (s)(iii) of the Company Disclosure Letter or as provided for or permitted by this Agreement or the Plan of Arrangement, neither the Company nor any of its Subsidiaries has entered into any agreement providing for employment, severance, retention, bonus, golden parachute, change of control, or termination payments or entitlements to any current or former Company Employee in connection with the termination of their position or their employment with the Company or any of its Subsidiaries, in connection with the consummation of the Arrangement, or as a result of a change in control of the Company.
(iv)    As at the date hereof, neither the Company nor any of its Subsidiaries (A) is a party to any collective bargaining agreement, or (B) is subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of the Company, no labour strike, lock-out, slowdown, picketing, hand-billing, boycott, work stoppage, grievance, complaint or application is pending or threatened against or directly affecting the Company or any of its Subsidiaries, and there have not been any such activities, disputes or proceedings in the last year. As at the date hereof, there are no employee associations, affiliated bargaining agent, voluntary recognized or certified unions or council of trade unions authorized to represent any of the employees of the Company or any of its Subsidiaries including by way of certification, interim certification, voluntary recognition, designation or successor rights.
(v)    To the knowledge of the Company, all amounts due or accrued for all salary, wages, bonuses, commissions, vacation pay, overtime, sick days and benefits under the Company Benefit Plans have either been paid or are accurately reflected in the books and records of the Company and its Subsidiaries. All liabilities in respect of the Company Employees have or shall have been paid or accrued to the Effective Date, including premium contributions, remittances and assessments for employment insurance, employer health tax, Canada Pension Plan, income tax, workers’ compensation and any other employment-related legislation.
(vi)    To the knowledge of the Company, the Company and its Subsidiaries are in material compliance with all terms and conditions of employment (including the terms of any applicable collective bargaining agreement) and applicable Laws relating to employment or termination of employment, including pay equity, employees’ profit sharing, assignment of employees and personnel provision services, wages, hours of work, overtime, vacation, human rights, employer health tax, workers compensation and occupational health and safety.
(vii)    To the knowledge of the Company, there are no material employment-related claims, complaints, investigations or orders under applicable Laws respecting employment now pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries by or before any Governmental Entity.
(viii)    Each and every Company Employee has all the necessary permits under applicable Laws to lawfully work in the country of their employment, including any working visa that may be required. Each of the Company and its Subsidiaries has the necessary permits to employ each and every Company Employee in terms of applicable Laws, including any migratory permit to hire foreign employees, as applicable.
(ix)    To the knowledge of the Company, each of the Company and its Subsidiaries has properly characterized retained individuals as either employees or independent contractors for the purposes of Taxes and other applicable Laws, including employment, labour and workers compensation Laws and none of them has received any notice from any Governmental Entity disputing such classification.
(x)    The individual employment agreements entered into by the Company and its Subsidiaries with the Company Employees comply with and have complied, in all material respects, with all applicable Laws.

(xi)    Other than as disclosed in Schedule (s)(xi) of the Company Disclosure Letter or as provided for or permitted by this Agreement or the Plan of Arrangement, other than in the ordinary course (including annual cost-of-living salary increases), (A) since December 31, 2024, the Company and its Subsidiaries have not granted or promised any Company Employee any extraordinary or special increases in compensation or benefits, or any payment of any bonus, deferred compensation, golden parachute, change of control or similar arrangement, and (B) no Company Employee is entitled to any increase in compensation or bonus or other increase in benefits after, or as a result of, the transactions contemplated by this Agreement.
(xii)    No Company Employee has given written notice to the Company and/or its Subsidiaries of an intention to terminate employment and, to the knowledge of the Company, no such Company Employee intends to terminate employment. To the knowledge of the Company, the terminations of all past Company Employees have been implemented in material compliance with applicable Laws and to the knowledge of the Company, the departure, either by resignation or termination, of all past Company Employees have been duly documented pursuant to applicable Laws.
(xiii)    Except as disclosed in Schedule (s)(xiii) of the Company Disclosure Letter, true and complete copies of all Company Indemnity or Payment Agreements have been provided to the Purchaser prior to the date hereof.
(t)    Absence of Certain Changes or Events. Except as disclosed in the Company Public Documents, since December 31, 2024:
(i)    the Company and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects and have not taken any steps to take any actions which, if taken after the date hereof, would require the Purchaser’s consent pursuant to Section 5.1 of this Agreement;
(ii)    there has not been any damage, destruction or other casualty loss with respect to any asset owned, leased or otherwise used by the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, whether or not covered by insurance (other than in the ordinary course or regular wear and tear);
(iii)    there has not been any acquisition or disposition (including any reconveyance) by the Company or any of its Subsidiaries of any property or asset that would be material to the Company and its Subsidiaries, taken as a whole, other than the Arrangement or as expressly permitted by this Agreement;

(iv)    there has not been any material write down by the Company of the value of any of the material assets, including the Principal Company Assets, of the Company and its Subsidiaries, taken as a whole; and
(v)    through to the date of this Agreement, there has not been any change, effect, event, occurrence or state of facts or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(u)    Litigation. Except as disclosed in Schedule (u) of the Company Disclosure Letter, there are no claims, actions, suits, demands, arbitrations, charges, indictments, orders, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, the business of the Company or any of its Subsidiaries, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or would reasonably be expected to have, a Company Material Adverse Effect or would significantly impede the ability of the Company to consummate the Arrangement. To the knowledge of the Company, there are no events or circumstances which would reasonably be expected to give rise to or serve as a basis for the commencement of any such claim, action, suit, demand, arbitration, charge, indictment, order, hearing or other civil, criminal, administrative or investigative proceeding, or other investigation or examination. There are no outstanding orders, judgments, injunctions, or decrees against the Company or its Subsidiaries that materially and adversely impact the business, property or assets of the Company and its Subsidiaries. Each of the Company and its Subsidiaries does not intend to initiate any suits, actions, claims or arbitrations.
(v)    Intellectual Property. Schedule (v) of the Company Disclosure Letter sets forth a complete list of all registered and unregistered Intellectual Property of the Company and its Subsidiaries. The Company and its Subsidiaries have sufficient rights to use or otherwise exploit the Intellectual Property necessary to carry on the business now operated by them and (i) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the rights of the Company and its Subsidiaries in or to any Intellectual Property which is used for the conduct of the business of the Company and its Subsidiaries as currently carried on, and as set out in the Company Public Documents, and (ii) to the knowledge of the Company, the conduct of the business as currently carried on as set forth in the Company Public Documents, including the use of Intellectual Property, does not infringe upon the Intellectual Property of any Person in any material respect. To the knowledge of the Company, no Person is currently infringing upon, misappropriating or otherwise violating any of the Intellectual Property owned by the Company or its Subsidiaries in any material respect.
(w)    Taxes.

(i)    Each of the Company and its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are true, complete and correct in all material respects.
(ii)    No Tax Return of the Company or any of its Subsidiaries is under audit by any Governmental Entity, and no written notice of such an audit has been received by the Company. The Company is not a party to, or otherwise subject to, a proceeding in which Taxes are being contested.
(iii)    Each of the Company and its Subsidiaries has paid on a timely basis all material Taxes which are due and payable by it on or before the date hereof (including instalments) and has provided accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course.
(iv)    To the knowledge of the Company, no material deficiencies, litigation, audits, claims, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company, nor any of its Subsidiaries, is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective assets.
(v)    No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company, or any of its Subsidiaries, is or may be subject to Tax by that jurisdiction or is or may be required to file a tax return in that jurisdiction and none of the Company nor any of its Subsidiaries carries on business in a jurisdiction in which it does not file a Tax Return in respect of income.
(vi)    There are no Liens with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries (other than Company Permitted Liens).
(vii)    Each of the Company and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has duly and timely remitted all such amounts to the appropriate Governmental Entity as required by Law. Each of the Company and its Subsidiaries has complied with all related information reporting, withholding and record retention requirements.

(viii)    There are no outstanding agreements, arrangements, elections, waivers or objections extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or any of its Subsidiaries, for any taxable period and no request for any such waiver or extension is currently pending.
(ix)    The Company and each of its Subsidiaries has made available to the Purchaser true, correct and complete copies of all material Tax Returns, notices of assessment or reassessment of the Company and any of its Subsidiaries, all correspondence with any Governmental Entity relating to Taxes, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.
(x)    None of the Company or any of its Subsidiaries has, at any time, directly or indirectly transferred any property or supplied any services to, or acquired any property or services from, a Person with whom the Company or Subsidiary, as the case may be, was not dealing at arm’s length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has the Company or any of its Subsidiaries been deemed to have done so for purposes of the Tax Act.
(xi)    To the knowledge of the Company, the Company and its Subsidiaries have complied in all material respects with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law).
(xii)    There are no circumstances existing which could result in the material application of Sections 15, 17, 78, 80 to 80.04 or 224 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries. Except as in accordance with past practices, the Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if, as a result, any material amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Date.
(xiii)    None of the Company nor any of its Subsidiaries has any liability for Taxes of any other Person including, for greater certainty, under Sections 159 or 160 of the Tax Act (or any similar provisions of federal, state, local or foreign law).
(xiv)    The Company Shares are not “taxable Canadian property” within the meaning of the Tax Act.

(xv)    For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes (A) the Company is resident in, and is not a non-resident of, Canada, and is a “taxable Canadian Corporation” and (B) each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country and if resident in Canada and is a corporation, is a “taxable Canadian corporation”.
(xvi)    Neither the Company nor any Subsidiary of the Company is, or has been, a member of any affiliated, consolidated, combined or unitary Tax group, other than a group the common parent of which is the Company or any Subsidiary of the Company.
(xvii)    Neither the Company nor any of its Subsidiaries is a party to, or is bound by or has any obligation under any material Tax Sharing Agreement.
(xviii)    The Company and each of its Subsidiaries has retained all material tax, accounting and Corporate Records required by applicable Law to support any tax or accounting position, filing or claim made by them with respect to Taxes for taxable periods for which the applicable statutory periods of limitations have not expired.
(xix)    The Company and each of its Subsidiaries has not incurred any material liability for Taxes arising from transactions outside the ordinary course.
(xx)    The Company and each of its Subsidiaries does not have an application pending with any Governmental Entity requesting permission for any change in accounting method that relates to its business.
(x)    Books and Records.
(i)    The Corporate Records have been maintained in accordance with all applicable Laws in all material respects, and the minute books of the Company and each of its Subsidiaries as made available to the Purchaser are complete and accurate in all material respects, except for minutes relating to the Arrangement or this Agreement.
(ii)    The financial books and records and accounts of the Company and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS; (B) are stated in reasonable detail and accurately and fairly reflect, in all material respects, the transactions and dispositions of assets of the Company and its Subsidiaries; and (C) accurately and fairly reflect, in all material respects, the basis for the Company’s consolidated financial statements.
(y)    Insurance. As at the date hereof, the Company and its Subsidiaries have in place the insurance policies disclosed in Schedule (y) of the Company Disclosure Letter specifying the insurer, amount and nature of coverage, and the date through which coverage will continue by virtue of premiums already paid. All insurance maintained by the Company or any of its Subsidiaries is in full force and effect and in good standing, and neither the Company nor its Subsidiaries are in default, whether as to payment of premium or otherwise. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has failed to make a claim thereunder on a timely basis, or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of the Company or its Subsidiaries or not to renew any policy of insurance on its expiry. The Company and its Subsidiaries maintain the insurance policies required by applicable Laws and any Company Material Contract, including all required insurance policies to operate their business as currently conducted.
(z)    Benefit Plans.
(i)    Schedule (z)(i) of the Company Disclosure Letter contains a true and complete list of all material Company Benefit Plans.
(ii)    No Company Benefit Plan:
(A)    is subject to federal or provincial pension standards legislation;
(B)    is a “retirement compensation arrangement”, a “deferred profit sharing plan”, or a “salary deferral arrangement”, as each such term is defined in the Tax Act;
(C)    provides for health and welfare benefits which are not fully-insured;
(D)    provides for retiree or post-termination benefits to Company Employees or former Company Employees or beneficiaries or dependents thereof (other than as required by applicable Laws); or
(E)    provides benefits to independent contractors.
(iii)    To the knowledge of the Company, there are no investigations by a Governmental Entity or material claims (other than routine claims for payment of benefits) pending involving any Company Benefit Plan, and to the knowledge of the Company there exists no state of facts which would reasonably be expected to give rise to such investigations or material claims (other than routine claims for payment of benefits).
(iv)    There has been no amendment to, or announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Benefit Plan and no Company Benefit Plan contains provisions permitting retroactive increase or payments on termination which, in each case, would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.
(v)    Except as disclosed in Schedule (z)(v) of the Company Disclosure Letter, neither the execution of this Agreement by the Company nor the consummation of the Arrangement pursuant to the Plan of Arrangement

(whether alone or in conjunction with any subsequent events) would result in (A) any Company Employees receiving termination or severance pay or any increase in termination or severance pay upon any termination of employment after the date hereof, (B) acceleration of the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to any of the Company Benefit Plans, or (C) limiting or restricting the right of the Company or, after the consummation of the Arrangement, the Purchaser to merge, amend or terminate any of the Company Benefit Plans, other than those limits or restrictions pursuant to applicable Laws.
(vi)    There is no entity other than the Company or its Subsidiaries participating in any Company Benefit Plan.
(vii)    All data necessary to administer each Company Benefit Plan is in the possession of the Company or its Subsidiaries or its agents and is in a form which is sufficient for the proper administration of the Company Benefit Plan in accordance with its terms and, to the knowledge of the Company, such data is complete and correct in all material respects.
(aa)    Non-Arm’s Length Transactions. Other than employment, indemnification or compensation agreements entered into in the ordinary course and as disclosed in Schedule (aa) of the Company Disclosure Letter, there are no current Contracts or other transactions currently in place (including relating to indebtedness by or to the Company or its Subsidiaries) between the Company or its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) any holder of record or, to the knowledge of the Company, beneficial owner, of 10% or more of the voting securities of the Company, or (iii) to the knowledge of the Company, any affiliate or associate of any officer, director or beneficial owner, on the other hand.
(bb)    Environment.
(i)    Neither the Company nor any of its Subsidiaries has received from any Person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, liability or potential liability with respect to the Hod Maden Project arising under any Environmental Laws that are pending as of the date of this Agreement. The Company is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice, action or other claim, liability or potential liability.
(ii)    To the Company’s knowledge, the Operator of the Hod Maden Project has carried on its operations in material compliance with all applicable Environmental Laws and to the Company’s knowledge the Hod Maden Project complies with all applicable Environmental Laws in all material respects, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not materially and adversely impact the ability of the Company to receive all benefits associated with the Hod Maden Project.
(cc)    Company Material Contracts. Schedule (cc) of the Company Disclosure Letter lists all of the Company Material Contracts. In relation to such Company Material Contracts:
(i)    All such Company Material Contracts are legal, valid and binding, and in full force and effect and are enforceable by the Company (or a Subsidiary of the Company, as the case may be) in accordance with their terms (subject to bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction). The Company and each of its Subsidiaries has complied in all material respects with all the terms of such Company Material Contracts to which it is a party. Except as disclosed in Schedule (cc) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is in breach of, or default under, any such Company Material Contract to which it is a party or bound, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries.
(ii)    As of the date hereof, neither the Company nor any of its Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Company Material Contract by any other party thereto except where any such violation or default does not and would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company and its Subsidiaries.
(iii)    Other than as disclosed in Schedule (cc)(iii) of the Company Disclosure Letter, prior to the date hereof the Company has made available to the Purchaser true and complete copies of all of such Company Material Contracts.
(iv)    Neither the Company nor any of its Subsidiaries has received written notice that any party to such Company Material Contract intends to cancel, terminate, materially modify or not renew such Company Material Contract.
(dd)    Standstill Agreements. Neither the Company nor any of its Subsidiaries has waived any standstill agreements or provisions in respect of the securities of the Company or any of its Subsidiaries to which the Company or any of its

Subsidiaries is a Party, except to permit submissions of expressions of interest prior to the date of this Agreement.
(ee)    Whistleblower Reporting. No employee of the Company or any of its Subsidiaries, nor any legal counsel representing the Company or any of its Subsidiaries, has, to the knowledge of the Company, reported to any Person any evidence of a material violation of any Securities Laws, breach of fiduciary duty or similar material violation by the Company or any of its Subsidiaries or their respective officers, directors, employees, agents or independent contractors to the Company’s management, or audit committee (or other committee designated for such purpose) of the Company Board.
(ff)    Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting or restricting any acquisition of property by the Company or any such Subsidiary or the conduct of business by the Company or any such Subsidiary as currently conducted (including following the transaction contemplated by this Agreement), other than the Company Credit Facility and such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(gg)    Brokers. Other than the engagement of the Company Financial Advisor and the Company Special Committee Financial Advisor, none of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees on behalf of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. A true and complete copy of the engagement letter between the Company and each of the Company Financial Advisor and Company Special Committee Financial Advisor has been made available to the Purchaser.
(hh)    Corrupt Practices Legislation.
(i)    None of the Company, its Subsidiaries and affiliates, nor, to the Company’s knowledge, any of their officers, directors, employees or agents or any of its Subsidiaries has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of the Company or its Subsidiaries, anything of value, directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:
(A)    influencing any action or decision of such Person in such Person’s official capacity, including a decision to fail to perform such Person’s official function in order to obtain or retain an advantage in the course of business;

(B)    inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or
(C)    to assist the Company or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person.
(ii)    None of the Company and its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, officers, employees or agents has, directly or indirectly, taken any action that is or would be otherwise inconsistent with or prohibited by or would cause the Company or one of its Subsidiaries to be in violation of the substantive prohibitions or requirements of the Company Applicable Anti-Corruption Laws. Neither the Company, nor its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, officers, employees or agents has violated any Company Applicable Anti-Corruption Laws and, to the knowledge of the Company, no condition or circumstances exist that would form the basis of any such allegations.
(iii)    All contracts and arrangements between the Company or one of its Subsidiaries and any other Person are in compliance with Company Applicable Anti-Corruption Laws. Since January 1, 2024, the Company and its Subsidiaries have maintained policies and procedures applicable to each of them respectively and their respective directors, officers, employees and agents in place in respect thereof designed to promote compliance with Company Applicable Anti-Corruption Laws.
(iv)    None of the Company or its Subsidiaries nor to the knowledge of the Company, any of its directors, officers, employees or agents has (A) conducted or initiated any review, audit or internal investigation that concluded that the Company or one of its Subsidiaries or any of their respective directors, officers, employees or agents has materially violated any Company Applicable Anti-Corruption Laws, or (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing Company Applicable Anti-Corruption Laws, in each case with respect to any alleged act or omission arising under or relating to material non-compliance with any such Company Applicable Anti-Corruption Laws, or received any notice, request or citation from any Person alleging material non-compliance with any such Company Applicable Anti-Corruption Laws.
(v)    The Company and its Subsidiaries have maintained systems of internal controls designed to promote compliance by the foregoing and their respective directors, officers, employees, and agents, with Company Applicable Anti-Corruption Laws.

(vi)    Neither the Company, nor any of its Subsidiaries, nor any of their respective directors or officers, has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it by any Governmental Entity with respect to compliance with Company Applicable Anti-Corruption Laws.
(ii)    Sanctions.
(i)    Neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers, employees, nor, to the knowledge of the Company, agents: (A) is a Restricted Party; or (B) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against the Company or any of its Subsidiaries with respect to compliance with applicable Sanctions by any applicable Sanctions Authority.
(ii)    To the knowledge of the Company, the Company, its Subsidiaries and, when acting within the scope of their employment, their respective directors, officers and employees, are in compliance with all applicable Sanctions.
(iii)    The Company represents and covenants that neither the Company nor any of its Subsidiaries has knowingly engaged in, is now knowingly engaged in, or will knowingly engage in, any dealings or transactions with any Restricted Party or in property that is owned, held or controlled by or on behalf of any Restricted Party, in violation of Sanctions. The Company represents and covenants that neither the Company nor any of its Subsidiaries has knowingly engaged in, is now knowingly engaged in, or will knowingly engage in, any dealings or transactions in Russia, Crimea, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic of Ukraine, the Kherson and the Zaporizhzhia oblasts of Ukraine, Cuba, Iran, North Korea or Syria, in violation of Sanctions. The representations, warranties and covenants given in this Section (iii) shall not apply in respect of the Company or its Subsidiaries insofar as compliance with any such covenant, representation or warranty would result in a contravention of an order issued under the Foreign Extraterritorial Measures Act (Canada).
(iv)    No Principal Company Asset is the subject of any Sanctions.
(jj)    Modern Slavery.
(i)    The Company and its Subsidiaries are in compliance with the requirements of applicable Modern Slavery Laws.
(ii)    Neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers or employees nor, to the knowledge of the Company, any agents or Persons acting on any of their behalf has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it by any Governmental Entity with respect to applicable Modern Slavery Laws.

(iii)    The Company and its Subsidiaries have policies and procedures in place reasonably designed to ensure compliance with applicable Modern Slavery Laws, and is in compliance with such policies.
(kk)    Trade Laws.
(i)    None of the Company or its Subsidiaries, nor, to the knowledge of the Company, any of their respective Representatives, has directly or indirectly taken any action or failed to take any action that would cause it to violate Trade Laws.
(ii)    Neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has received written notice of or is aware of any claim, action, suit, proceeding or investigation against the Company or any of its Subsidiaries respectively by any Governmental Entity with respect to compliance with applicable Trade Laws.
(ll)    Bankruptcy. Neither the Company nor any of its Subsidiaries has commenced or contemplated any proceeding, or filed or contemplated the filing of any petition, in any court relating to the bankruptcy, reorganization, insolvency, dissolution, liquidation or relief from debtors of the Company or any of its Subsidiaries. There is no legal basis for the bankruptcy, insolvency, dissolution or liquidation of the Company or any of its Subsidiaries.
(mm)    Privacy and Security.
(i)    The Company and its Subsidiaries (A) are in material compliance with applicable Privacy Laws, and (B) have implemented and maintained measures designed to provide reasonable assurance that each of the Company and its Subsidiaries: (I) comply with applicable Privacy Laws; and (II) will not collect, acquire, fail to secure, share, disclose, use, or otherwise process Personal Information in a manner inconsistent with applicable Privacy Laws, any notice to or consent from the provider of Personal Information, any Contract to which the each of the Company and its Subsidiaries is a party that is applicable to such Personal Information, or any privacy policy or privacy statement from time to time published or otherwise made available by the Company and its Subsidiaries to the Persons to whom the Personal Information relates.
(ii)    With respect to all Personal Information collected by the Company and its Subsidiaries, each of the Company and its Subsidiaries at all times has taken steps required and reasonably necessary to protect such Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse, including implementing and monitoring compliance with reasonable measures with respect to technological, organizational and physical security of such Personal Information. Each of the Company and its Subsidiaries has commercially reasonable safeguards in place designed to protect Personal Information in its possession or control from loss, unauthorized access, use or disclosure, including by its officers, employees, independent contractors and consultants. To the knowledge of the Company, there has been no unauthorized access to, use or disclosure of, or other misuse of any Personal Information in the custody or control of the Company or its Subsidiaries.
(nn)    MI 61 -101. Except as set forth in Schedule (nn) of the Company Disclosure Letter, to the knowledge of the Company, no (i) related party of the Company (within the meaning of MI 61-101) is entitled to receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the completion of the Arrangement and the completion of the other transactions contemplated by this Agreement, and (ii) Company Shares are required by MI 61-101 to be excluded from voting on the Arrangement Resolution.

SCHEDULE E
PURCHASER REPRESENTATIONS AND WARRANTIES
(a)    Organization and Qualification. Each of the Purchaser and AcquireCo is duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has the requisite power and authority to own its assets and conduct its business as now owned and conducted. Each of the Purchaser and AcquireCo is duly qualified to carry on business and has authority to own, lease and operate properties, assets and carry on business as presently conducted, and is in good standing in each jurisdiction where such qualification is applicable and in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, materially impede, interfere with, prevent or delay the completion of the Arrangement.
(b)    Authority Relative to this Agreement. Each of the Purchaser and AcquireCo has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and AcquireCo and the performance by the Purchaser and AcquireCo of their obligations under this Agreement have been duly authorized by the Purchaser Board and the board of directors of AcquireCo and no other corporate proceedings on the part of the Purchaser or AcquireCo, or vote of any holders of any class of securities of the Purchaser are necessary to authorize this Agreement or consummate the Arrangement or other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and AcquireCo and constitutes a valid and binding obligation of the Purchaser and AcquireCo, enforceable by the Company against the Purchaser and AcquireCo in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting creditors’ rights generally, and subject to the qualification that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.
(c)    No Conflict; Required Filings and Consent.
(i)    The execution and delivery by each of the Purchaser and AcquireCo of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):
(A)    violate, conflict with or result in a breach of:
(1)    the constating documents of the Purchaser or AcquireCo;
(2)    any Contract or any material Authorization to which the Purchaser or AcquireCo is a party or by which the

Purchaser or AcquireCo is bound, except as would not, individually or in the aggregate, materially impede, interfere with, prevent or delay the completion of the Arrangement; or
(3)    any Law to which the Purchaser or AcquireCo is subject or by which the Purchaser or AcquireCo is bound, subject to receipt of the Regulatory Approvals, and except as would not, individually or in the aggregate, materially impede, interfere with, prevent or delay the completion of the Arrangement;
(ii)    Other than the Regulatory Approvals, the rules and policies of the Nasdaq, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of the Purchaser or AcquireCo in order for the Purchaser and AcquireCo to proceed with the execution and delivery of this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement, except as would not, individually or in the aggregate, materially impede, interfere with, prevent or delay the completion of the Arrangement.
(d)    Ownership of AcquireCo. The Purchaser indirectly through an affiliate beneficially owns all of the issued and outstanding equity interests of AcquireCo.
(e)    Availability of Funds. The Purchaser has, or will have at the Effective Time, sufficient cash on hand or committed under credit facilities to satisfy its obligations under the Plan of Arrangement.
(f)    Bankruptcy. Neither the Purchaser nor AcquireCo has commenced or contemplated any proceeding, or filed or contemplated the filing of any petition, in any court relating to the bankruptcy, reorganization, insolvency, dissolution, liquidation or relief from debtors of the Purchaser or AcquireCo. There is no legal basis for the bankruptcy, insolvency, dissolution or liquidation of the Purchaser or AcquireCo.
(g)    Investment Canada Act. The Purchaser is a “trade agreement investor” and is not a “state-owned enterprise”, in each case within the meaning of the Investment Canada Act.